wausauPAPER


10010832

POSITION FOR PERFORMA
POSITIONED FOR PERFORMANCE
SITIONED FOR RMANCE

2009 Annual Report

09 - financial highlights

	All amounts in thousands, except per share data	2009	2008
Operations	Net sales	**$1,032,144**	$1,191,764
	Earnings (loss) before income taxes	**35,198**	(26,670)
	Net earnings (loss)	**20,563**	(15,834)
	Depreciation, amortization, and depletion	**75,160**	69,468
	Net cash provided by (used in) operating activities	**110,914**	(2,520)
	Capital expenditures	**45,948**	48,324
Financial Condition	Cash and cash equivalents	**$ 1,297**	$ 4,330
	Working capital	**92,122**	118,830
	Property, plant, and equipment (net)	**379,483**	405,408
	Long-term debt	**117,944**	191,963
	Stockholders' equity	**225,422**	207,581
	Total assets	**655,101**	710,850
Shareholder Data	Per share of common stock:		
	Net earnings (loss) — basic and diluted	**$ 0.42**	$ (0.32)
	Adjusted net earnings — basic and diluted*	**0.59**	0.01
	Cash dividends declared	**-**	0.34
	Stockholders' equity	**4.62**	4.23
	Approximate number of shareholders as of 2/16/10	**32,700**	

* Adjusted net earnings is a non-GAAP measure. Reconciliation of adjusted net earnings and adjusted operating profits (presented elsewhere in this Annual Report) is provided on the company's website at: www.wausaupaper.com/investors/presentations.aspx.

This Annual Report includes forward-looking statements. A cautionary statement regarding forward-looking statements is set forth under the caption "Information Concerning Forward-Looking Statements" in the Financial Section as part of Management's Discussion and Analysis of Financial Condition and Results of Operations. This report should be considered in light of such cautionary statements and the risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009.


MAR 16 2010
Washington DC 20549

Our commitment to well-defined core strategies and the resolve to pursue those strategies despite market challenges and economic pressures differentiate Wausau Paper in the highly competitive paper industry. During 2009 we faced severe recessionary business conditions and demand uncertainty. We met those challenges head-on by implementing cost reduction and cash conservation measures while continuing to execute against multi-year plans to restructure and strategically invest in our businesses. As a result, we reported the company's strongest earnings since 1999 while improving our cost structure and competitive position. Our actions have solidly aligned manufacturing capacity with targeted markets in which our technical expertise provides a competitive advantage. We look to the future with confidence knowing that through our recent actions and unwavering commitment to proven core strategies we are . . .

POSITIONED FOR PERFORMANCE

TO OUR SHAREHOLDERS



2009 was a year of significant achievement for Wausau Paper. During the year we concluded a multi-year business restructuring effort, completed several major strategic capital projects, and achieved the company's strongest financial results in 10 years. Our results were driven by a steadfast commitment to our core business initiatives — strategic markets, product innovation, customer service, and operational excellence — and were all the more impressive given the difficult economic environment in which we operated. As business conditions continued to weaken early in 2009, we took prompt and decisive action to meet near-term challenges and protect shareholder value.

These actions contributed to several significant accomplishments:

- Adjusted consolidated earnings increased to $0.59 per share, their highest level since 1999;
- Long-term debt declined $74 million, or 39 percent, and our debt-to-capital ratio improved to 34 percent from 48 percent;
- Profitability gained significantly in each of our businesses:
  - > *Towel & Tissue achieved record operating profits of $49.5 million;*
  - > *Printing & Writing adjusted operating profits improved to $10.7 million as second-half "return on capital employed" of 11 percent exceeded our cost of capital;*
  - > *Specialty Products adjusted operating profits of $11.2 million reached their strongest level in five years;*
- Revenues from products developed within the previous three years exceeded our target of 25 percent for an eighth consecutive year;
- Our safety incident rate reached record-low levels.

A Difficult but Rewarding Year

2009 will long be remembered as a period of severe difficulty for both the U.S. economy and paper industry. Demand for many paper products declined sharply as the global recession intensified and both business and consumer spending slowed. While weak demand drove most commodity prices lower in 2009, prices for market pulp and wastepaper — the basic raw


43%
46%
2008
2009

Value-Added Towel & Tissue Growth

Higher-margin value-added product sales continue to grow and now represent nearly half of Towel & Tissue's shipments.

materials used in the papermaking process — increased during the second half of the year.

Our response to the deteriorating economic climate was swift and appropriate. First, we completed a multi-year restructuring initiative designed to improve the profitability and competitive position of our Printing & Writing and Specialty Products businesses. In the process, we balanced manufacturing capacity with market demand, divested non-core businesses, and closed unprofitable facilities. Next, we completed several strategic capital projects intended to support the growth of our highly profitable Towel & Tissue business and reduce costs within Printing & Writing. Finally, we implemented a series of actions intended to improve earnings, conserve cash, and increase financial flexibility. These difficult but necessary actions included a salaried workforce reduction of 7 percent, a hiring freeze, suspension of our 401(k) company match, suspension of cash dividends, and a substantial reduction in working capital.

Benefits associated with our actions are apparent in our 2009 financial results and our balance sheet. Driven by increased earnings, a $27 million reduction in working capital, and a $13 million benefit from the "alternative fuels" tax credit, long-term debt was reduced to $118 million. With debt at its lowest level in more than a decade and cash flows substantially improved, we are well-positioned to refinance the company's 2011 debt obligations and fund strategic investment opportunities.

Among our accomplishments in 2009 was the achievement of another safety milestone for Wausau Paper. Continuing a decade-long trend of improving safety performance, the commitment to a safe work environment by all of our employees led to a record low number of recordable injuries for the year. While our goal continues to be an injury-free workplace, we take great pride in the fact that our facilities have never been safer to work in than they are today.

Towel & Tissue – A Record Performance

Towel & Tissue's record operating profits of $49.5 million exceeded the prior record of $44.6 million established in 2006. This strong performance reflects the success of our value-added product growth strategy, reduced input costs, and savings associated with the rebuild of our towel machine at the Middletown, Ohio, mill.

While recession-weakened demand for "away-from-home" towel and tissue products declined 6 percent during the year, our shipments slipped just 1 percent. More importantly, our value-added product shipments increased 6 percent. These higher-margin grades, which include much of our market-leading Green Seal™-certified line, now represent nearly 50 percent of total volume. First to market with a full line of environmentally preferable Green Seal™-certified products in 2003, we continue to lead this segment by matching high-quality products with an expanding range of innovative proprietary dispensers. Our latest towel dispenser, the OptiServ Hybrid®, provides both electronic and manual options for "hands-free" dispensing — an important feature in today's health-conscious society.

While partial benefits from the $32.5 million rebuild of Middletown's towel machine were achieved during 2009, we expect to fully realize the targeted 16,000 tons-per-year capacity increase in early 2010. This additional production capacity will accommodate growth of our value-added products while reducing the volume of parent rolls purchased from other towel manufacturers. At the same time, investment in our Harrodsburg, Kentucky,


$10.7
($11.5) ($3.4)
2007 2008 2009

Adjusted Operating Profits – Printing & Writing (in millions)
Completion of our profit recovery plan drove substantial improvement over the last two years.

converting facility continues to improve operating efficiencies as evidenced by a 7 percentage point increase in performance in 2009.

Having consistently achieved above-market growth over time and targeted 15 percent operating margins over the second half of 2009, accelerating profitable growth of our Towel & Tissue business is a key objective in 2010.

Printing & Writing – Execution Drives Results

Continued execution of Printing & Writing's "profit recovery plan" delivered intended results in 2009. Adjusted operating profits of $10.7 million reached their strongest level in seven years, in dramatic contrast with an adjusted operating loss of $11.5 million just two years ago. Improvement was achieved despite a continued decline in demand for uncoated freesheet papers, including an 11 percent contraction in 2009.

Driving much of our improvement was completion of the three-part "profit recovery plan" set in motion in late 2007. First, we reduced high-cost production capacity and our exposure to commodity markets through the December 2007 closure of our Groveton, New Hampshire, paper mill and the December 2009 closure of our Appleton, Wisconsin, converting plant. Second, we strategically invested to reduce manufacturing costs and enhance customer service capabilities. During the second half of the year we completed a $15 million fiber handling project at our Brokaw, Wisconsin, paper mill as well as a $7 million converting and distribution consolidation initiative. Both projects are expected to provide after-tax returns that exceed our corporate target of 17 percent. And third, we refocused the organization on higher-margin premium text, cover, and color markets, building on our leadership position with brands such as our flagship Astrobrights® line of brightly colored papers.

With return on capital employed of 11 percent during the second half of 2009 exceeding our estimated long-term cost of capital of 8 percent, the central goal of our profit recovery plan has been met. We have now turned our attention to sustaining and building on this level of profitability in 2010. While long-term demand for uncoated freesheet papers will likely decline at a modest pace, we are uniquely positioned to extend our market-leading position in traditional print and retail markets while growing in strategic color markets such as scrapbook and luxury packaging.

Specialty Products – Creating Opportunity

Similar to our Printing & Writing business unit, Specialty Products' 2009 financial performance improved substantially as adjusted operating profits of $11.2 million reached their strongest level since 2004. This improvement was largely the result of benefits relating to the restructuring of this business as well as reduced market pulp and energy costs. Importantly, cash generation also benefitted from significant inventory reduction and the receipt of "alternative fuel" tax credits.

With demand for some specialty papers declining 30 percent or more from pre-recession levels, we permanently closed our high-cost Jay, Maine, paper mill during the year, reducing our exposure to price-sensitive and less profitable segments of the market. In the process, we consolidated the segment's highest-margin products at our mills in Mosinee and Rhinelander, Wisconsin, enhancing product mix and profitability. In addition, we completed the divestiture of two small non-core businesses, concluding Specialty Products' restructuring efforts.


$11.2
$3.8
($1.4)
2007
2008
2009

Adjusted Operating Profits – Specialty Products (in millions)
Restructuring of our Specialty Products business has improved profitability while narrowing our focus to core markets.

The restructuring of the business has allowed us to narrow our focus to four core markets — Liner, Tape, Food, and Industrial. And while early signs of demand improvement emerged late in the year, it is our technical knowledge, manufacturing expertise, and strong customer relationships that have positioned us for success in these target markets. We look forward to building on these attributes in 2010, providing both superior products and improved financial performance.

Consolidation of Business Segments Completes Restructuring

Effective January 1, 2010, we consolidated our Printing & Writing and Specialty Products businesses into a single "Paper" segment. As the final phase of our restructuring effort, consolidation provides direct administrative cost reduction of more than $2 million per year, enhances market access for the unit's full range of products, and creates a business with the flexibility to serve both mature and growth-oriented markets. This flexibility is demonstrated by our recent commitment to add tape backing paper production capabilities to the paper machine at our Brainerd, Minnesota, mill. Once complete in the first quarter of 2011, the $27 million rebuild is expected to equip us with one of the most cost-effective tape backing machines in the global marketplace. This added functionality will allow us to meet expanding global demand for paper-based tapes while retaining the flexibility to produce premium printing and writing papers.

With business restructuring complete, our two business segments — Tissue and Paper — are well-positioned to meet the challenges of a dynamic and ever-changing economic environment while providing attractive financial returns.

Building on Our Accomplishments

Building on the accomplishments of the past year, we enter 2010 with confidence and a sense of purpose fueled by our recent success. Reflecting low producer inventories, relatively strong Asian demand, and a weak U.S. dollar, pulp and wastepaper prices continued to increase early in 2010 and have once again reached peak 2008 levels. Despite these cost pressures our objective is clear — to drive toward our long-term return on capital employed target of 15 percent while re-establishing top-line growth to enhance shareholder value.

In all that was achieved this past year, we capitalized on our unique strengths and maintained our commitment to both customers and shareholders. We enter 2010 with the same commitment — offering high-quality products and unparalleled service at a competitive price to our customers while providing financial returns that meet the long-term expectations of shareholders. I look forward to 2010 and beyond with a great deal of optimism, knowing that many opportunities lie ahead.

Thomas J. Howatt
President & CEO

RESPONSIBLE


-7%
Energy use per
ton of production

Responsible is the adjective that best describes Wausau Paper's track record of success in the areas of financial performance, community participation and environmental stewardship. For the past 110 years, Wausau Paper has provided solid returns to its shareholders while growing revenues to more than $1 billion. Over this period, we have provided employment to thousands of individuals and have helped to improve the communities where our facilities are located. We remain committed to achieving success in these areas, as we continue to grow the company.

Being responsible also has obvious environmental implications. Beyond environmental compliance, it implies proper use and respect for all natural resources that we impact including air, water, woodlands, and our global energy resources. Wausau Paper is committed to the continuous improvement of our environmental performance and we achieve that improvement through accurate measurement and focused effort. We recognize that any different behavior would be less than responsible.

Products

Nowhere is our commitment to responsible environmental behavior more evident than in the products we manufacture and the environmental organizations with which we are affiliated. Nearly all of our towel and tissue products are produced from 100 percent recycled fiber. We were one of the first towel and tissue companies to achieve Green Seal™-certification. Today, 49 percent of our towel and tissue shipments are Green Seal™-certified, and these products continue to fuel above-market growth for this business unit. Our success in this area is a great example of how environmental responsibility drives financial performance.

We, along with our customers, also value certification from another independent organization, the Forest Stewardship Council (FSC). The organization provides certification to wood fiber produced consistent with sustainable practices. We are pleased to report that 90% of the purchased fiber consumed by our Paper segment is FSC-certified, derived from other controlled wood sources, or recycled, post-consumer waste paper.

CO_2e Emissions (per metric ton of production)

2008: 1.09 2007: 1.09 2006: 1.09 2005: 1.24

Transportation

In 2008 we became a member of the Environmental Protection Agency's SmartWay℠ Partnership, demonstrating our commitment to reduce fuel consumption and carbon emissions. Working closely with our shipping partners, we achieved compliant status during 2009. Through "smarter" logistics planning and commitment to the SmartWay℠ standards by our most significant transportation partners, we achieved an impressive 9 percent reduction in carbon emissions per mile shipped between 2005 and 2008.

CO_2e Emissions from Transportation
(per thousand miles)

2008: 1.38 2007: 1.45 2006: 1.48 2005: 1.51


-9%
CO2e emissions
per mile
shipped




Astrobrights
Astrobrights
Exact P
Exact Eco 100
wausau
EcoSoft

Energy Efficiency

The steam and electricity that we utilize to produce paper are drawn from a number of sources including boilers, hydroelectric generators and local utilities. We have worked aggressively to improve the efficiency with which we generate steam and electricity. In addition, we have improved our manufacturing processes to make responsible use of all of the energy that we consume. The results of our efforts are reflected in a 7 percent reduction in energy use per ton of production between 2005 and 2008.

We also work closely with government agencies and public utilities to identify additional conservation measures and we were recently awarded grants totaling $2.7 million from the U.S. Department of Energy. By combining these funds with matching company investment, we will further improve energy usage at our mills in Rhinelander and Mosinee, Wisconsin. For example, once completed in 2010, a new heat recovery system on one of our four paper machines in Rhinelander is expected to reduce the mill's overall energy use by 5 percent.

Energy Efficiency
(MMBTU per ton of production)
2008: 12.39 **2007:** 12.58 **2006:** 12.63 **2005:** 13.28

-13%
Water use per ton of production

Water Use

The manufacture of paper is water-intensive with our facilities drawing water from ground and river sources. Over the years, we have aggressively pursued opportunities to reuse water, not only minimizing the amount drawn from the environment but also saving energy by retaining the thermal value carried by process water. We are pleased with the results of our actions, reducing the amount of water used per ton of production by 13 percent from 2005 to 2008.

Water is returned to the environment only after completing a treatment process compliant with all state and federal regulations. We not only strive for 100 percent compliance with all issued permits, but we aim to exceed those expectations on a regular basis.

Water Use Efficiency
(gallons per ton of paper produced)
2008: 15,811 **2007:** 14,959 **2006:** 15,401 **2005:** 18,236


SmartWay
Transport Partner
Getting There With Cleaner Air


GREEN SEAL
CERTIFIED


FSC


U.S. GREEN BUILDING COUNCIL
MEMBER


"Green"
Hotels
Association

TISSUE


12%
7%
36%
8%
10%
27%

Market Segment:
- Property Management
- Education
- Industrial
- Healthcare
- Public/Government
- Other (including Hospitality)

Our Towel & Tissue segment achieved record operating profits in 2009 despite a 6 percent decline in demand for "away-from-home" towel and tissue products. Continuing a long tradition of above-market performance, sales of our higher-margin, value-added products increased 6 percent while total volume declined just 1 percent. This performance reflects the success of our business strategy that emphasizes environmentally preferred Green Seal™-certified products and controlled-use dispensing systems.

Our business is built upon strong relationships with our customers — primarily independent, regional, and national sanitation supply distributors — and a strong understanding of the needs of their customers who manage facilities ranging from schools and hospitals to office buildings. This strong working knowledge is complemented by an integrated platform of innovative products, dispensing systems, and unparalleled service capabilities. As a result, we are uniquely positioned to work in partnership with distributors to meet the towel and tissue needs of facility managers.

This approach has earned us a growing position with our nationwide network of distributors. For example, Missouri-based Hillyard, Inc. began integrating our complete line of products into its marketing strategy in late 2004. Since the first full year of sales, volume has grown substantially with 2009 sales increasing an impressive 20 percent.

Nearly all of our towel and tissue products are manufactured using only recycled fiber. We first introduced EcoSoft™ products made from 100 percent recycled content in 1991 and were the first to market with a complete line of Green Seal™-certified products in 2003. Since its introduction, shipments of our Green Seal™-certified products have increased to nearly half of our total volume, indicating the broad appeal of this environmentally preferable product line.

Advanced dispensers continue to drive customer engagement, add value to facility managers through controlled-use technologies, and provide us and our distributors with the opportunity for annuity sales. These dispensers complement the décor of "away-from-home" washrooms while providing facility managers with product and maintenance savings

Our history of providing innovative dispensers is one of the strengths that set us apart in the "away-from-home" segment. We were first to market with a completely electronic hands-free towel dispenser in 1997 — our popular

Development of innovative, controlled-use dispenser technologies is another means by which we set ourselves apart in the "away-from-home" market.



1982
No. 648



1987
The Wagon Wheel



1988
No. 9525



1997
Wave 'n Dry®



2004
OptiCore Revolution®



2009
OptiServ Hybrid®

Featuring a proprietary twin-core design, our OptiCore™ dispensers and tissue products have fueled growth of our value-added product category.




GREEN SEAL CERTIFIED
BAY WEST
BAY WEST
BAY WEST

Wave'n Dry® cabinet. This innovative product quickly gained in popularity in applications where hands-free and controlled-use dispensing was valued.

Our latest innovation is the OptiServ Hybrid® dispenser that offers both touch-free electronic automation and standard mechanical operation in a single cabinet capable of holding 1,000 feet of roll towel. The new cabinet provides "touchless" operation — a feature highly valued in today's health-conscious society — as well as substantial savings for facility managers thanks to its controlled-use and high-capacity design.

We continue to develop manufacturing capabilities and enhance efficiencies through focused improvement efforts and strategic investment. During 2009 we completed a $32.5 million rebuild of our towel machine at our mill in Middletown, Ohio. Once at full capacity in the first quarter of 2010, the rebuilt machine is expected to increase production by 16,000 tons per year, reducing our reliance on parent rolls purchased from outside manufacturers. Equipment investment and a strong operational emphasis also continue to drive improvement at our converting facility in Harrodsburg, Kentucky. The result of these efforts is evident in the 7 percentage point increase in converting efficiencies achieved in 2009.

As we entered 2010, the focus of our Towel & Tissue segment remained unchanged. We are intent on driving customer satisfaction and profitability through innovative products, controlled-use dispensers, and benchmark customer service. We are committed to the continued growth of our Tissue business and prepared to strategically invest to support that growth.


$44.6
$49.5
2006
2009

Tissue Segment Operating Profits (in millions)

Continuing a long record of above-market performance, our Tissue segment exceeded the previous record operating performance mark set in 2006.

Operating efficiency improvements at our state-of-the-art converting facility in Harrodsburg, Kentucky, contributed to Tissue's record performance in 2009.



PAPER


5%
13%
16%
48%
18%
Market Sectors
Print and Color
Liner
Industrial
Food
Tape

On January 1, 2010, we completed an extensive two-year restructuring initiative by combining our Printing & Writing and Specialty Products businesses into a single "Paper" operating unit. In the process, we closed high-cost facilities, divested non-strategic businesses, repositioned our product offerings, and selectively invested to lower costs and enhance our competitive position.

The highly flexible manufacturing capacity in our four-mill Paper unit is aligned with five core markets — Food, Tape, Print & Color, Liner, and Industrial. As a leading provider of paper-based, environmentally sensitive brands and solutions to these markets, we are focused on driving growth through collaborative innovation with strategic customers.

Emphasis is being placed on increasing our presence in the food service and packaging market where annual demand growth has averaged 3 percent over the last several years. Our ability to produce a range of release, heat-resistant, and greaseproof papers has enabled us to achieve leadership positions in categories such as baking and microwavable papers. In fact, shipments of our Eco Select™ baking papers, used in commercial baking applications, increased six-fold in 2009.

Our strategy in Print & Color, our largest market category, is focused on providing market-leading brands — such as Astrobrights®, the Royal Family, and Exact® — and custom color paper solutions to commercial printers, retailers, and specialty converters. Our commitment to this market category is reflected in the recently completed $15 million fiber handling project at our Brokaw, Wisconsin, mill and $7 million converting consolidation and distribution initiative. These projects further solidify our leadership in the premium Print & Color market by reducing costs and improving service capabilities.

Although the smallest of our core markets, Tape offers solid growth opportunities. While we anticipate a slow recovery from the recession of 2009, worldwide demand for tape backing paper — the base stock used to produce masking tape for commercial and home applications — is expected to increase at an annual rate of 4 percent over the next several years. To meet growing customer demand and capture additional market share, we recently committed to a $27 million rebuild of the paper machine at our mill in Brainerd, Minnesota. Once complete in the first quarter of 2011, the rebuilt machine is expected to position us as the low cost producer of tape backing papers while retaining the flexibility to produce its current premium Print & Color products.

Our unique technical and manufacturing capabilities have positioned us as a leader in the North American market for high-performance liner. We provide a wide range of liners for specialized applications such as release products for variable information labels as well as composite manufacturing for light-weight aerospace



With our heat-resistant ProRedi™ line of baking papers, we have captured a leading position in commercial bakery applications.

With consolidation efforts complete, converting — such as retail packaging of our market-leading Astrobrights® line of bright color papers — now occurs at the point of manufacture in Brokaw, Wisconsin.





and wind energy components. For example, shipments to the global wind energy market doubled in 2009 and we are well-positioned to capitalize on expected growth trends.

Similar to Liner, our unique capabilities have enabled us to achieve a strong position in the Industrial papers market. Made-to-order papers — ranging from papers used to produce and protect polished steel to those with insulating properties used in electrical components — meet the highly specialized needs of industrial customers. With demand projected to recover as economic conditions improve, we are focused on driving growth and increasing profitability in our Industrial sector.

The underlying strength of our business rests in the market knowledge and technical expertise of our employees. Aligned with well-defined market strategies and a flexible manufacturing platform, these distinctive competencies position our Paper unit as a leader in its core markets. The result is a dynamic organization positioned to deliver value for our customers as well as attractive financial returns for shareholders.



Our DuraTec Advantage™ tape backing paper is the latest in our Eco Select™ line of environmentally preferable products.



Our EcoSelect™ popcorn bag paper further demonstrates our commitment to innovative environmentally preferable products.


$21.9
($4.8)
2008
2009

Pro Forma Adjusted Operating Profits (loss) (in millions)

Our newly formed Paper segment is poised to extend gains resulting from the company's two-year restructuring program.

FINANCIAL STATEMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the markets in which we compete, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, changes in the paper industry, downturns in our target markets, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, adverse changes in our relationships with large customers and our labor unions, costs of compliance with environmental regulations, our ability to fund our operations, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, unforeseen liabilities arising from current or prospective claims, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

Allowance for Doubtful Accounts

We record allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $1.5 million and $0.9 million at December 31, 2009 and 2008, respectively.

Excess and Obsolete Inventory

We record allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than we have estimated.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 360-10 (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), we evaluate the recoverability of the carrying amount of long-lived assets, including dispenser systems, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. We are required to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates.

See "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements for a summary of our restructuring activities, which resulted in an insignificant pre-tax impairment loss in 2008 and a pre-tax impairment loss of approximately $0.4 million in 2007. No impairment losses were recorded in 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

Income Taxes

Our estimates of income taxes payable, deferred income taxes, and the effective tax rate are based on an analysis of many factors, including interpretations of federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. In addition, federal and state taxing authorities periodically review our estimates and interpretations of income tax laws. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Pension Benefits

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted 2009 defined benefit pension obligations by approximately $6.0 million. Additional information regarding pension benefits is available in "Note 7 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Other Post-retirement Benefits

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. For example, fluctuation in the discount rate assumption of 25 basis points would have impacted 2009 obligations for post-retirement benefits other than pension by approximately $2.5 million. Additional information regarding post-retirement benefits is available in "Note 7 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Environmental Matters

We record environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change. Additional information regarding environmental matters is available in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

Stock-based Compensation Plans

We have adopted the provisions of FASB ASC Subtopic 718-10 (originally issued as SFAS No. 123 (revised 2004), "Share-Based Payment"), which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement. The fair value of an award is estimated using a binomial option-pricing model that incorporates assumptions based upon expectations and information available at the measurement date of the award. These assumptions may include the expected term of the award, the expected dividend yield over the expected term of the award, the risk-free interest rate over the expected term of the award, the expected volatility of the stock price over the expected term of the award, and estimated forfeitures over the expected term of the award. See "Note 1 – Description of the Business and Summary of Significant Accounting Policies" and "Note 9 – Stock Compensation Plans" in the Notes to Consolidated Financial Statements for additional information on the impact of this statement.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2009, the FASB issued ASC Subtopic 855-10 (originally issued as SFAS No. 165, "Subsequent Events"), which requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For nonrecognized subsequent events that must be disclosed to keep the financial statements from being misleading, an entity will be required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. ASC Subtopic 855-10 became effective and we adopted the provisions of this pronouncement beginning with the quarter ended June 30, 2009. The adoption of ASC Subtopic 855-10 did not have an impact on the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

In June 2009, the FASB issued ASC Subtopic 105-10 (originally issued as SFAS No. 168, "The FASB Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162"). ASC Subtopic 105-10 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. ASC Subtopic 105-10 is effective for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued ASC Subtopic 715-10 (originally issued as FASB Staff Position ("FSP") 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets"). ASC Subtopic 715-10 amended guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by ASC Subtopic 715-10 are effective for fiscal years ending after December 15, 2009. The adoption of ASC Subtopic 715-10 did not have an impact on the consolidated financial statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the consolidated financial statements. Additional information regarding significant accounting policies is available in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

OPERATIONS REVIEW

Overview

Consolidated

(all dollar amounts in thousands, except per share data)	**2009**	2008	2007
Net sales	**$1,032,144**	$1,191,764	$1,240,438
Net earnings (loss)	**20,563**	(15,834)	(1,825)
Net earnings (loss) per share – basic and diluted	**$ 0.42**	$ (0.32)	$ (0.04)

In 2009, we reported net earnings of $20.6 million, or $0.42 per share, compared to a prior year net loss of $15.8 million, or $0.32 per share.

The net earnings for 2009 includes after-tax facility closure charges of $17.3 million, or $0.35 per share, primarily related to the closure of Specialty Products' Jay, Maine, paper mill and the closure of Printing & Writing's Appleton, Wisconsin, converting facility. Also included in 2009 is after-tax expense of $1.9 million, or $0.04 per share, related to the rebuild of a towel machine at Towel & Tissue's Middletown, Ohio, mill and the start-up of Printing & Writing's new distribution center in Bedford Park, Illinois. Finally, net earnings for 2009 includes after-tax credits of $8.4 million, or $0.17 per share, related to a tax credit for the use of qualified alternative fuel mixtures at our Specialty Products' mill in Mosinee, Wisconsin, $1.7 million, or $0.03 per share, related to the sale of Specialty Products' non-core yeast manufacturing operations, and $2.0 million, or $0.04 per share, related to the sale of timberlands.

The net loss for 2008 included after-tax facility closure charges of $21.1 million, or $0.43 per share, primarily related to the closure of Printing & Writing's Groveton, New Hampshire, mill and the shut down of a paper machine at Specialty Products' Jay, Maine, paper mill. Also, included in the net loss for 2008 were income tax benefits of $0.9 million, or $0.02 per share, related to the settlement of a Federal tax examination and closure of the related tax years, and an after-tax credit of $3.9 million, or $0.08 per share, related to the sale of timberlands.

Net sales and product shipments both declined during the year ended December 31, 2009, as compared to the same period in 2008, due to anticipated volume reductions resulting from facility closures and continued demand weakness in most market categories. Despite economic weakness and demand uncertainty, all three of our business segments reported year-over-year operating profit improvement, excluding charges associated with facility closures and other one-time charges and credits. During 2009 we took considerable action to conserve cash and further reduce costs, while completing several major capital projects. These actions included the suspension of cash dividends, the closure of Specialty Products' Jay, Maine, paper mill, and a reduction in operating costs through a series of workforce, capital spending, and working capital initiatives. As a result of these actions, we have improved the cost structure of our business and have been successful in reducing debt as compared to the beginning of the year. Throughout all of our recent cost reduction and business restructuring initiatives, we continued our commitment to our core business strategies, focusing on strategic markets, product innovation, benchmark customer service, and operational excellence to drive long-term results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

For additional information on the facility closures, please refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures, please refer to "Note 3 – Alternative Fuel Mixture Credits" in the Notes to Consolidated Financial Statements.

Printing & Writing

(all dollar amounts in thousands)	**2009**	2008	2007
Net sales	**$336,727**	$376,963	$444,516
Operating profit (loss)	**7,964**	(26,983)	(57,415)

Printing & Writing's operating profit in 2009 compared favorably with 2008 operating losses. Exclusive of facility closure charges and expenses associated with the start-up of the Bedford Park, Illinois, distribution facility, 2009 operating profit was $10.7 million compared with 2008 operating losses on the same basis of $3.4 million. Printing & Writing's results were driven by benefits associated with our three-part profit recovery initiative, as well as a reduction in fiber and energy costs in 2009. The recovery plan reached completion in the fourth quarter of 2009 with the installation of a $7 million converting consolidation and distribution initiative and $15 million automated pulp handling system at the Brokaw, Wisconsin, mill. With the profit recovery initiative complete, Printing & Writing is now focused on further reducing costs and enhancing its competitive position in the markets in which we compete. Additional information on the facility closure charges is available in "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

Specialty Products

(all dollar amounts in thousands)	**2009**	2008	2007
Net sales	**$359,202**	$481,390	$488,343
Operating profit (loss)	**1,638**	(11,609)	4,433

Specialty Products operating profit in 2009 improved markedly compared with 2008 operating losses. Excluding facility closure charges and other one-time credits, 2009 operating profit reached $11.2 million compared with 2008 operating losses of $1.4 million determined on the same basis. Specialty Products' improved financial performance in 2009 compared to 2008 was largely the result of reduced input costs as well as the benefits relating to the recent restructuring activities undertaken by this business segment. These restructuring activities included the sale of our non-core yeast manufacturing operation, the permanent closure of our paper mill in Jay, Maine, and the earlier sale and closure of Specialty Products' roll wrap business.

The Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit was equal to $0.50 per gallon of alternative fuel contained in the mixture and is refundable in cash. We began mixing black liquor and diesel fuel in February 2009 and filed an application to be registered as an alternative fuel mixer with the Internal Revenue Service ("IRS") in March 2009. In May 2009, our Specialty Products' mill in Mosinee, Wisconsin, was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. For the year ended December 31, 2009, operating profits were positively impacted by $13.5 million due to the alternative fuel mixture tax credit. The credit expired on December 31, 2009.

Additional information regarding facility closures is available in "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures, please refer to "Note 3 – Alternative Fuel Mixture Credits" in the Notes to Consolidated Financial Statements.

Towel & Tissue

(all dollar amounts in thousands)	**2009**	2008	2007
Net sales	**$336,215**	$333,411	$307,579
Operating profit	**49,469**	32,793	43,032

Towel & Tissue's financial performance showed significant improvement during 2009 as compared to 2008, despite recession-weakened demand in the "away-from-home" towel and tissue market in which the business segment competes. This strong performance reflects the success of our value-added product strategy, reduced input costs, and savings associated with our rebuilt towel machine. Our value-added product strategy, which includes much of our market-leading Green Seal™-certified products, has helped to increase our shipments of valued-added products to nearly half of our total volume. While partial benefits from the rebuild of Middletown's towel machine were achieved during 2009, we expect to reach full design production rates during the first quarter of 2010. The additional capacity will help accommodate our focus on accelerating profitable growth in the Towel & Tissue business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

Consolidated Outlook

With strong economic recovery likely several quarters away, we will continue to be affected by weak demand in most of the markets in which we compete. Additionally, reflecting low producer inventories and other economic factors, pulp and wastepaper prices have steadily risen since mid-2009 and are once again at peak 2008 levels. Despite market demand fluctuations and cost pressures, we are determined to drive toward our long-term return-on-capital-employed target of 15%. Our ability to achieve this target will undoubtedly be influenced by additional internal initiatives, general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and product pricing.

Net Sales and Gross Profit on Sales

Consolidated

(all dollar amounts in thousands)	**2009**	2008	2007
Net sales	**$1,032,144**	$1,191,764	$1,240,438
Percent (decrease)/increase	**(13%)**	(4%)	4%
Gross profit on sales	**$ 132,834**	$ 88,688	$ 77,699
Gross profit margin	**13%**	7%	6%

Net sales for the year ended December 31, 2009, were $1,032.1 million compared with net sales of $1,191.8 million for the year ended December 31, 2008. Total shipments in 2009 of 685,045 tons declined from the 781,959 tons shipped in 2008. The decline in total shipments in 2009 as compared to 2008 is primarily due to anticipated volume reductions resulting from the closure of Specialty Products' Jay, Maine, mill and demand weakness in numerous market categories. Net sales in 2007 were $1,240.4 million, and total tons shipped were 917,032 tons.

Average net selling price declined approximately 1%, decreasing net sales by $11 million, in 2009 as compared to 2008, with the decline nearly evenly split between actual selling price decreases and deterioration in overall product mix. Compared to 2007, the average net selling price for 2008 improved 12%, or $121 million, with actual product selling prices providing $91 million of the improvement, while product mix enhancements increased net sales by approximately $30 million.

Gross profit margin increased to $132.8 million, or 12.9% of net sales in 2009, compared with $88.7 million or 7.4% of net sales in 2008. Gross profit margin in 2007 was $77.7 million, or 6.3% of net sales. Our timberland sales program favorably impacted gross profit by $3.2 million in 2009, $6.2 million in 2008, and $9.6 million in 2007.

During the year ended December 31, 2009, as compared to the same period in 2008, significant declines in fiber and energy prices were able to more than offset the decline in average net selling price, decreased gains from our timberland sales program, and the impact of increased market related downtime. In addition, 2009 gross profit margins were negatively impacted by combined charges of $22.4 million related to facility closure charges primarily due to the closure of our Specialty Products' Jay, Maine, mill, and the closure of our Printing & Writing's converting facility in Appleton, Wisconsin. Further, 2009 gross profit margins were positively impacted by gains totaling $16.2 million related to a tax credit for the use of qualified alternative fuel mixtures at our Specialty Products' mill in Mosinee, Wisconsin, and the sale of Specialty Products' non-strategic yeast manufacturing operations.

In 2008 as compared to 2007, improvements in average net selling price more than offset higher fiber and energy prices, as well as increased freight, warehousing, mix-driven material consumption costs, and decreased gains from our timberland sales program. In addition, 2008 gross profit margins were negatively impacted by combined charges of $17.4 million related to the permanent paper machine shutdown at our Specialty Products' Jay, Maine, mill, the sale and closure of the roll wrap portion of our Specialty Products' business, and the shutdown of papermaking operations at Printing & Writing's Groveton, New Hampshire, mill.

No additional charges associated with facility closures are expected in 2010. For additional information on facility closure and restructuring activities, refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures, please refer to "Note 3 – Alternative Fuel Mixture Credits" in the Notes to Consolidated Financial Statements.

Raw materials and packaging comprise approximately 55% of our total cost of sales, with market pulp, wastepaper, and purchased towel and tissue parent rolls accounting for approximately three-quarters of this total. Labor and fringes are approximately 20% of our total cost of sales, while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation, and maintenance, comprise the remaining 15% of our cost of sales.

Fiber prices — consisting primarily of market pulp, wastepaper, pulpwood, and purchased towel and tissue parent rolls — decreased significantly during 2009. As compared to 2008, 2009 fiber costs declined approximately $57 million after increasing approximately $41 million in 2008 as compared with 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

During the first quarter of 2008, pulp and wastepaper prices increased modestly, and subsequently stabilized during the second and third quarters of 2008. During the fourth quarter of 2008, pulp and wastepaper prices trended significantly lower as world economics weakened and paper and pulp demand decreased. The decline in pulp and wastepaper prices continued throughout the first half of 2009; however, during the second half pulp and wastepaper prices steadily increased. Pulp and wastepaper prices have continued their upward trend in early 2010 and have once again returned to peak 2008 levels.

In 2009, we consumed approximately 380,000 air-dried metric tons of market pulp and 120,000 standard tons of wastepaper. Approximately 450,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper were consumed in 2008. The average consumption price of market pulp, the primary raw material used in the production of paper, declined approximately $106 per air-dried metric ton, or nearly $49 million, in 2009 as compared to 2008. As compared with 2007, the average price of market pulp increased approximately $52 per air-dried metric ton, or $23 million in 2008. The average price of wastepaper, used in the production of towel and tissue products, decreased $69 per standard ton, or more than $8 million, in 2009 as compared to 2008. As compared with 2007, the average price of wastepaper increased $23 per standard ton, or approximately $3 million, in 2008. Purchased towel and tissue parent rolls, used in Towel & Tissue's converting operation, decreased $6 per standard ton, or less than $1 million, in 2009 as compared to 2008, after increasing $152 per standard ton, or approximately $12 million the year before. In 2009, the average prices of pulpwood and other materials, including linerboard, remained relatively flat as compared to 2008, after increasing $3 million in 2008 as compared to 2007.

Energy-related prices — consisting primarily of natural gas, electricity, coal, fuel oil, and transportation — declined moderately in 2009 as compared to 2008, with decreases in prices of natural gas, fuel oil, and transportation more than offsetting an increase in the price of coal. During 2008, overall energy prices trended significantly higher in comparison with 2007, with increases experienced in all primary energy components. In total, energy-related costs, including transportation, decreased nearly $17 million in 2009 as compared with 2008, after increasing approximately $25 million in 2008 as compared with 2007.

The average price of natural gas decreased approximately 42%, or more than $15 million, in 2009 as compared to 2008 after increasing approximately 37%, or approximately $9 million, in 2008 compared with the prior year. We currently consume approximately 3.5 million decatherms of natural gas annually and have substituted fuel oil and coal only when economics are favorable. We price protect, from time to time, certain volumes of natural gas through fixed-price contracts. Our policy allows for the price protection of up to 50% of our expected use on a rolling 12-month basis. Early in 2010, we had no volumes price protected beyond the first quarter.

Price fluctuations were experienced in 2009 with other sources of energy that are significant to our operations. As compared with 2008, 2009 fuel oil costs decreased approximately 37% or nearly $1 million and coal costs increased 33% or approximately $7 million. Electricity costs remained flat in 2009 as compared with 2008. As compared with 2007, 2008 fuel oil costs increased more than 50% or approximately $4 million, electricity costs increased 8% or more than $2 million, and coal costs increased 12% or approximately $2 million. In addition, transportation prices declined nearly $8 million in 2009 as compared with 2008 after increasing $8 million from the prior year.

Labor and fringe costs decreased 9% in 2009 as compared to 2008, after decreasing 11% in 2008 as compared to 2007. The decline in labor and fringe costs over the recent years is primarily related to the closure of Specialty Products' Jay, Maine, mill and Printing & Writing's Groveton, New Hampshire, mill. Depreciation expenses increased 4% in 2009 as compared to 2008. Depreciation expenses decreased 32% in 2008 as compared to 2007, due primarily to accelerated depreciation related to the December 2007 shutdown of papermaking operations at the Groveton, New Hampshire, mill, which was partially offset by accelerated depreciation related to the permanent machine shutdown at the Jay, Maine, mill in 2008. For additional information, refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. Other operating costs, including maintenance and outbound freight declined approximately 16% in 2009 as compared to 2008, after remaining relatively stable in 2008 as compared to 2007.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which we compete are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for our products and discussions with customers regarding overall industry volumes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

Specialty Products

Specialty Products recorded net sales of $359.2 million on total shipments of 265,653 tons for the year ended December 31, 2009, compared with net sales of $481.4 million on shipments of 340,090 tons in 2008. Net sales and shipments in 2007 were $488.3 million and 384,827 tons, respectively. As a result of anticipated volume reductions resulting from the closure of the Jay, Maine, mill and demand weakness in most market categories, product shipments in 2009 declined approximately 22% from 2008. In addition, average net selling price decreased by approximately 6%, or $21 million, with actual product price decreases and changes in product mix contributing nearly equally to the decline. Average net selling price increased 9% in 2008 compared with 2007, improving net sales by approximately $35 million, with actual selling price increases accounting for nearly the entire average net selling price gain. However, offsetting the average net selling price improvement in 2008 as compared with 2007 was a decline in shipments of approximately 12% due to the elimination of roll wrap sales volumes and significant demand weakness in the industrial and housing-related markets in which we compete.

Demand for industrial and housing-related papers decreased significantly late in 2008 with demand weakness spreading to most other product categories early in 2009. As a result, we took market-related downtime amounting to approximately 15,000 tons during 2009 compared with approximately 9,000 tons of market-related downtime in 2008. Although market demand data is not available for the specific market segments in which we compete, the following table summarizes our estimated changes in market demand for the major market segments:

Estimated Change in Market Demand

	2009	2008
Pressure-sensitive backing papers	**(6%)**	(1%)
Food-packaging/food-service papers	**–**	2%
Industrial papers	**(8%)**	(10%)

The following table summarizes the changes in shipments of our primary product categories:

Change in Shipments

	2009	2008
Pressure-sensitive backing papers	**(28%)**	(13%)
Food-packaging/food-service papers	**(10%)**	2%
Industrial papers	**(13%)**	(8%)

In 2009, Specialty Products' shipments in all primary product categories were negatively impacted by the closure of the Jay, Maine, mill. Specialty Products' markets remain competitive as a result of the global economic slowdown, with competition coming from paper-based products as well as other film-based substrates. As 2010 began, product pricing has remained stable and slight demand improvement in certain product categories has begun to emerge.

	2009	2008	2007
Gross profit margin	**7.4%**	3.0%	5.8%
Specific items impacting gross profit margin:			
Impact of alternative fuel mixture credit	**4%**	–	–
Impact of sale of yeast manufacturing operations	**1%**	–	–
Impact of closure of Jay, Maine, mill	**(6%)**	(1%)	–

Excluding the alternative fuel mixture tax credit, sale of our non-core yeast manufacturing operations, and closure of the Jay, Maine, mill, Specialty Products' gross profit margin improved in 2009 compared to 2008. Lower market pulp and energy costs and benefits associated with the closure of the Jay, Maine, mill, more than offset the impact of lower average net selling prices and additional market-related downtime to result in improved margins. Fiber prices decreased approximately $24 million in 2009 as compared with 2008 while energy prices declined approximately $2 million over the same period.

Excluding the impact of the permanent paper machine shutdown at the Jay, Maine, mill, gross profit in 2008 declined as compared to 2007. The improvement in average net selling price in 2008 compared to 2007 was unable to offset higher manufacturing costs including energy and fiber, as well as the impact of market-related downtime, resulting in decreased gross profit margins. Fiber prices increased approximately $14 million in 2008 as compared with 2007 while energy prices increased approximately $11 million over the same period.

Additional information regarding facility closures is available in "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. For additional information on the tax credit for the use of qualified alternative fuel mixtures, please refer to "Note 3 – Alternative Fuel Mixture Credits" in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

Printing & Writing

Net sales for the Printing & Writing business segment were $336.7 million in 2009 on shipments of 242,830 tons compared with 2008 net sales of $377.0 million on shipments of 263,518 tons. In 2007, net sales were $444.5 million and shipments were 357,233 tons. Comparing 2009 to 2008, average net selling price declined by approximately 3%, decreasing net sales by more than $10 million. Changes in product mix accounted for $8 million of the decline in average net selling price, with the remaining decline due to actual product price decreases. The decline in net sales and shipments in 2008 as compared to 2007 was anticipated due to the shutdown of papermaking operations at the Groveton, New Hampshire, mill in December 2007. The decline in shipment volume was partially offset by an increase in average net selling price of 15%, increasing net sales by approximately $49 million for the year ended December 31, 2008, as compared to the same period in 2007. Actual product price increases improved average selling price by 12% and net sales by $40 million, while product mix enhancements increased average net selling price and net sales by 3% and $9 million, respectively.

Demand for uncoated free sheet papers decreased approximately 11% in 2009 following a decrease of approximately 8% in 2008. Uncoated free sheet demand, impacted by such factors as employment trends and increased electronic data communications, declined in eight of the last ten years. As a result, we took market-related downtime amounting to approximately 25,000 tons during 2009 compared with approximately 7,000 tons of market-related downtime in 2008.

Due to economic weakness and continued competitive market conditions, shipments of our premium printing and writing papers, including text and cover, decreased 7% in 2009, following a decrease of 14% in 2008. Shipments through Printing & Writing's retail distribution channel such as office supply stores and other retailers decreased 19% in 2009, after decreasing 5% in 2008. At the same time, shipments through Printing & Writing's largest distribution channel, traditional paper merchants, decreased 4% in 2009 following a decrease of 32% in 2008. In 2008, the majority of the decline in shipments to traditional paper merchants was anticipated due to the shutdown of the Groveton mill, which reduced total annual Printing & Writing capacity by approximately 105,000 tons. Product pricing has remained very competitive despite the industry-wide capacity rationalization that has occurred in recent years. As 2010 began, prices were relatively stable despite seasonally weak market conditions.

	2009	2008	2007
Gross profit margin	**9.4%**	3.5%	(5.7%)
Specific items impacting gross profit margin:			
Impact of Groveton, New Hampshire, mill closure	–	(3%)	(9%)

Excluding the impact of the closure of the Groveton, New Hampshire, mill, Printing & Writing's gross profit margin improved in 2009 compared to 2008. Declines in market pulp and energy costs more than offset the decline in average net selling prices and additional market-related downtime to result in improved gross profit margins. Fiber prices decreased approximately $22 million in 2009 as compared with 2008 while energy prices declined approximately $12 million over the same period.

Gross profit margin improved in 2008 as compared to 2007, excluding the impact of the closure of the Groveton, New Hampshire, mill. Significant increases in average net selling price in 2008 as compared to 2007 were able to offset increases in fiber and energy costs, contributing to higher gross profit margins. Fiber prices increased nearly $12 million in 2008 as compared with 2007 while energy prices increased approximately $11 million over the same period.

For additional information on the closure of the Groveton, New Hampshire, mill, please refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

Towel & Tissue

Towel & Tissue 2009 net sales were $336.2 million and shipments were 176,562 tons compared to 2008 net sales of $333.4 million and shipments of 178,351 tons. In 2007, net sales were $307.6 million on shipments of 174,972 tons. Average net selling price increased nearly 3% in 2009 as compared to 2008, favorably impacting net sales by $9 million. Actual net selling price increases accounted for approximately $7 million of the average net selling price gain, while $2 million of the average net selling price gain was attributable to enhancements in product mix. Average net selling price increased 7% in 2008 as compared to 2007, favorably impacting net sales by more than $22 million. Actual product price increases improved average net selling price by nearly 6% and net sales by $19 million, with the remaining average net selling price gain a result of stronger product mix.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

Market demand for "away-from-home" towel and tissue products decreased 6% in 2009 after remaining relatively flat in 2008. Shipments of Towel & Tissue's higher-priced, value-added products increased 6% in 2009 and 11% in 2008, while shipments of lower-priced standard products decreased 7% in 2009 after decreasing 4% in 2008. As 2010 began, "away-from-home" towel and tissue prices have remained relatively stable despite continued weak market demand.

Towel & Tissue gross profit margin was 21.4% in 2009, 16.6% in 2008, and 20.7% in 2007. Selling price increases in 2009 combined with reduced prices of energy, wastepaper, and purchased towel and tissue parent rolls, resulted in improved margins compared to 2008. Wastepaper and purchased towel and tissue parent roll prices decreased $11 million and energy prices declined more than $2 million in 2009 as compared with 2008. Significant selling price increases were unable to offset increased manufacturing costs, including wastepaper and towel and tissue parent roll costs, depreciation, amortization, and freight costs, resulting in decreased margins in 2008 compared to 2007. Fiber and paper prices increased more than $15 million in 2008 as compared with 2007, while energy prices increased approximately $4 million. Also, freight costs and other manufacturing costs, including depreciation and amortization, increased by approximately $6 million in 2008 compared to 2007.

The first-quarter 2009 towel machine rebuild at the Middletown, Ohio, mill, targets to increase our annual toweling capacity by 16,000 tons, and full benefits of the $32.5 million rebuild are expected to be achieved early in 2010. In 2009, approximately 50%, or 95,000 tons, of Towel & Tissue's total parent roll consumption was purchased from other towel and tissue manufacturers. As compared to the 80,000 tons of parent rolls purchased in 2008, the 2009 increase was due primarily to the downtime associated with the towel machine rebuild. Industry supply of these parent rolls was readily available throughout 2009 and 2008. As a result of the expected benefits of the towel machine rebuild, we anticipate the amount of tons purchased from other towel and tissue manufacturers to decline in 2010. We believe that adequate parent roll supply will continue to be available to meet our converting needs.

Backlog

Consolidated customer order backlogs increased to approximately 42,300 tons, representing $63.5 million in sales at December 31, 2009, compared to 25,000 tons, representing $37.6 million in sales as of December 31, 2008. Consolidated customer order backlogs were 49,900 tons, or $65.4 million in sales as of December 31, 2007. The increase in customer order backlogs as of December 31, 2009, compared to December 31, 2008, was due to increases in our Specialty Products and Printing & Writing business segments, while customer order backlogs declined in our Towel & Tissue business segment. Our Specialty Products business segment backlog totaled 29,000 tons at December 31, 2009, compared to 16,600 tons at December 31, 2008. In the Printing & Writing business segment, backlog tons were 10,400 tons at December 31, 2009, compared to 5,400 tons at December 31, 2008. Towel & Tissue's backlog tons declined to 2,900 tons at December 31, 2009, from 3,000 tons at December 31, 2008. The entire backlog at December 31, 2009, is expected to be shipped during 2010.

Labor

Two new labor agreements were negotiated with United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union AFL-CIO-CLC. Locals 2-1260 and 2-1381 at Printing & Writing's Brokaw, Wisconsin, facility, and Locals 2-316 and 2-221 at Specialty Products' Mosinee, Wisconsin, facility both negotiated two-year contracts in 2009. Labor agreements will expire at other facilities in 2011. We maintain good labor relations at all facilities and expect that new multi-year contracts will be negotiated at competitive rates.

Selling and Administrative Expenses

(all dollar amounts in thousands)	**2009**	2008	2007
Selling and administrative expense	**$83,229**	$89,111	$84,199
Percent (decrease) increase	**(7%)**	6%	2%
As a percent of net sales	**8%**	7%	7%

Selling and administrative expenses for the year ending December 31, 2009, were $83.2 million compared to $89.1 million in the same period of 2008. Selling and administrative expenses were $84.2 million for the year ending December 31, 2007.

In 2009, stock-based incentive compensation programs resulted in expense of $3.1 million compared to expense of $2.2 million in 2008. After adjusting for stock-based incentive compensation programs, declines in advertising and travel and entertainment expenses accounted for approximately half of the decrease in selling and administrative expenses. In 2007, selling and administrative expenses were impacted by stock incentive program credits of $1.9 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
CONT.

After adjusting for stock-based incentive compensation programs, increased advertising and legal expenses accounted for the majority of the increase in selling and administrative expenses in 2008 as compared to 2007. For additional information on our stock incentive programs, refer to "Note 9 – Stock Compensation Plans" in the Notes to Consolidated Financial Statements.

Restructuring Charges

For the year ended December 31, 2009, we recorded pre-tax restructuring charges of $5.5 million related to employee severance and benefit continuation costs and other associated closure costs primarily related to the closure of converting operations at our Printing & Writing's Appleton, Wisconsin, facility, the closure of our Specialty Products' Jay, Maine, paper mill, and the closure of our Printing & Writing's Groveton, New Hampshire, paper mill. We do not anticipate any additional pre-tax restructuring charges related to these closures in 2010.

In 2008, we recorded pre-tax restructuring charges of $16.3 million related to employee severance and benefit continuation costs, contract termination costs, and other associated closure costs directly related to the closure of converting operations at our Printing & Writing's Appleton, Wisconsin, facility, the permanent machine shutdown at our Specialty Products' Jay, Maine, mill, the sale and closure of the roll wrap portion of our Specialty Products' business, and the shutdown of papermaking operations at our Printing & Writing's Groveton, New Hampshire, mill.

For the year ended December 31, 2007, we recorded pre-tax restructuring charges of $7.3 million related to employee severance benefits and other associated closure costs directly related to the sale and closure of the roll wrap portion of our Specialty Products' business and the shutdown of papermaking operations at our Printing & Writing's Groveton, New Hampshire, mill.

For additional information, refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

Other Income and Expense

(all dollar amounts in thousands)	**2009**	2008	2007
Interest expense	**$8,986**	$10,283	$11,080
Other income, net	**111**	367	793

Interest expense decreased for the year ending December 31, 2009, to $9.0 million compared to $10.3 million for the year ending December 31, 2008, due primarily to lower variable interest rates on certain long-term debt. Interest expense for the year ending December 31, 2007, was $11.1 million. In 2010, interest expense is expected to be modestly lower than 2009 levels.

Interest capitalized in 2009 and 2008 totaled $0.7 million and $0.2 million, respectively. Interest capitalized in 2007 was not significant. Our capitalized interest policy is outlined in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income includes insignificant interest income in 2009 and interest income of $0.2 million and $0.7 million in 2008 and 2007, respectively. The decrease in interest income in 2009 as compared to 2008 and 2007 was driven by lower average cash and cash equivalent balances and significant decreases in interest rates on short-term investments.

Income Taxes

(all dollar amounts in thousands)	**2009**	2008	2007
Income tax provision (credit)	**$14,635**	$(10,836)	$(22,229)
Effective tax rate	**41.6%**	(40.6%)	(92.4%)

In 2009, we incurred additional state income tax charges related to changes in state tax laws, a tax audit settlement, and other permanent tax items. The effective tax rate excluding these additional charges was 38%. The effective tax rate for 2010 is expected to remain at 38%.

During the third quarter of 2008, we settled an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The examination related to certain research and development credits recorded for these respective tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million in 2008. The effective tax rate, excluding the credit for income taxes as a result of the settlement, was 37.5%.

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper Corp. The new structure will allow us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. As a direct result of the reorganization, we recorded state tax benefits of $11.6 million which related to the release of valuation allowances and a revision to the state tax rate utilized to determine our deferred tax assets and liabilities from our previous tax structure to our single member limited liability company tax structure. Also in 2007, we recognized an additional $1.6 million in one-time state tax benefits associated primarily with state net operating loss recognition. The effective tax rate for 2007, excluding the state tax benefits, was 37%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Capital Expenditures

(all dollar amounts in thousands)	**2009**	2008	2007
Cash provided by (used in) operating activities	**$110,914**	$ (2,520)	$ 54,813
Working capital	**$ 92,122**	$118,830	$112,922
Percent (decrease) increase	**(22%)**	5%	(19%)
Current ratio	**1.7:1**	1.8:1	1.7:1
Capital expenditures	**$ 45,948**	$ 48,324	$ 30,088
Percent (decrease) increase	**(5%)**	61%	26%

Cash provided by operating activities was $110.9 million during the year ended December 31, 2009, compared to cash used in operating activities of $2.5 million for the year ended December 31, 2008. The improvement in the year-over-year comparisons of cash provided by operating activities was primarily due to an increase in net earnings, reduction in inventories, and the impact of income tax refunds and provisions in 2009 as compared to 2008. Cash provided by operating activities decreased in 2008 compared to 2007, primarily due to a reduction in net earnings and a decline in accounts payable and other liabilities in 2008 as compared to 2007.

In 2009, we completed several major capital projects while targeting a composite 17% internal rate of return on all projects approved during the year. The expected composite return for projects approved in 2009 was approximately 15%. Capital expenditures totaled $45.9 million, $48.3 million, and $30.1 million in 2009, 2008, and 2007, respectively. It is expected that capital spending will be approximately $42 million in 2010, which includes $14 million of a $27 million paper machine rebuild approved by our Board of Directors in February 2010.

During 2005, we announced our intent to sell approximately 42,000 acres of timberlands, generating expected after-tax earnings of $29 million. During 2009, we sold approximately 5,000 acres of timberlands for an after-tax gain of $2.0 million. We sold approximately 4,600 acres of timberlands for an after-tax gain of $3.9 million in 2008 and approximately 5,200 acres of timberlands for an after-tax gain of $6.0 million in 2007. A total of approximately 12,000 acres remains in the timberland sales program and we expect to sell these timberlands over the next two years. We have not committed to implement additional timberland sales programs in the future.

We believe that the available credit under our credit agreements and cash provided by operations will be sufficient to meet our cash flow needs for debt maturities, capital, working capital, and investing activities in 2010.

Debt and Equity

(all dollar amounts in thousands)	**2009**	2008	2007
Short-term debt	**$ 52**	$ 51	$ 175
Long-term debt	**117,944**	191,963	139,358
Total debt	**117,996**	192,014	139,533
Stockholders' equity	**225,422**	207,581	280,915
Total capitalization	**343,418**	399,595	420,448
Long-term debt/capitalization ratio	**34%**	48%	33%

At December 31, 2009, total debt was $118.0 million, a decrease of $74.0 million from the $192.0 million reported at December 31, 2008. The majority of the decline is due to the repayment of $68.5 million of unsecured private placement notes that matured on August 31, 2009. The decline in total debt was due to improved 2009 earnings as well as significant cash conservation measures taken during 2009.

We have a $165 million unsecured revolving-credit agreement with five financial institutions that expires on July 27, 2011. Under this agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. There were $33.0 million, $52.5 million, and $15.0 million, respectively, in outstanding borrowings under this agreement at December 31, 2009, 2008, and 2007.

In addition, the total amount of long-term debt outstanding as of December 31, 2009, includes $35.0 million in unsecured private placement notes. A total of $138.5 million of private placement notes were issued on August 31, 1999. On August 31, 2009, $68.5 million of these notes matured and were repaid. On August 31, 2007, $35.0 million of the unsecured private placement notes matured and were repaid. The remaining notes mature on August 31, 2011.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for companies having similar creditworthiness, we are required to maintain, under the unsecured revolving-credit agreement and the unsecured private placement note agreement, a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3 to 1, and an adjustable minimum net worth covenant. On March 27, 2009, we amended the unsecured revolving-credit and the unsecured private placement note agreements. Under the amendments, the minimum net worth covenant was adjusted to eliminate the impact of accumulated other comprehensive income or loss up to $70 million. At the time of the amendment to the agreements, we were in full compliance with the existing terms of all financial and other covenants under the agreements. At December 31, 2009, 2008, and 2007, we were in compliance with all required covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

We also maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2009 and 2008 were $30.5 million and $15.9 million, respectively. There were no outstanding borrowings under this agreement at December 31, 2007. At December 31, 2009, under the $165 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the amount of outstanding commercial paper. As a result, we have classified the amount as long-term on our Consolidated Balance Sheets.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria were met in 2006, therefore, $100,000 of the loan was forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

On December 31, 2009, we had a total of approximately $82 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk.

In February 2008, our Board of Directors authorized the repurchase of 2,500,000 shares of Wausau Paper common stock. This authorization added to the balance remaining on a 2000 authorization to repurchase 2,571,000 shares of Wausau Paper common stock. There were no repurchases of common stock during 2009. We repurchased 1,033,000 and 962,800 shares of common stock during 2008 and 2007, respectively. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2009, there were 2,009,774 shares available for purchase under the existing authorization.

In 2009, no cash dividends on our common stock were declared. In 2008 and 2007, the Board of Directors declared cash dividends of $0.34 per share of common stock. The decrease in declared cash dividends in 2009 was due to the suspension of cash dividends on March 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONT.

Commitments and Contractual Obligations

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2009:

		Payments Due by Period					
(all dollar amounts in thousands)	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$ 117,641	$ 52	$ 98,589	$ –	$ –	$ –	$19,000
Interest on debt	7,903	3,681	2,535	471	114	114	988
Operating leases	3,128	1,009	1,000	997	117	5	–
Capital spending commitments	4,383	4,383	–	–	–	–	–
Retirement plan contributions	14,041	14,041	–	–	–	–	–
Post-retirement benefit plan contributions	4,700	4,700	–	–	–	–	–
Purchase obligations	510,371	251,344	129,575	55,656	39,441	26,381	7,974
	$662,167	$279,210	$231,699	$57,124	$39,672	$26,500	$27,962

As discussed in "Note 8 – Income Taxes" in the Notes to Consolidated Financial Statements, on January 1, 2007, we adopted the provisions of FASB ASC Subtopic 740-10 (originally issued as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"). At December 31, 2009, we had a liability for unrecognized tax benefits, including related interest and penalties, totaling $1.4 million, of which approximately $0.3 million is expected to be paid within one year. For the remaining liability, due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

The interest on debt with variable rates of interest has been calculated utilizing the interest rate in effect at December 31, 2009. For additional information on debt and interest obligations, please refer to "Note 5 – Debt" in the Notes to Consolidated Financial Statements. For additional information on operating leases, please refer to "Note 6 – Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 7 – Pension and Other Post-retirement Benefit Plans."

Selected Financial Data

(all amounts in thousands, except per share data)	2009*	2008**	2007***	2006****	2005*****
		For the Year Ended December 31,			
Financial Results					
Net sales	**$ 1,032,144**	$ 1,191,764	$ 1,240,438	$ 1,188,178	$ 1,097,093
Depreciation, depletion, and amortization	**75,160**	69,468	94,330	57,913	91,554
Operating profit (loss)	**44,073**	(16,754)	(13,767)	39,497	(23,129)
Interest expense	**8,986**	10,283	11,080	11,252	10,957
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	**35,198**	(26,670)	(24,054)	28,869	(33,590)
Net earnings (loss)	**20,563**	(15,834)	(1,825)	17,619	(19,465)
Cash dividends paid	**4,151**	16,713	17,205	17,335	17,523
Cash flows from operating activities	**110,914**	(2,520)	54,813	37,982	18,223
Per Share					
Net earnings (loss) – basic	**$ 0.42**	$ (0.32)	$ (0.04)	$ 0.35	$ (0.38)
Net earnings (loss) – diluted	**0.42**	(0.32)	(0.04)	0.34	(0.38)
Cash dividends declared	**–**	0.34	0.34	0.34	0.34
Stockholders' equity	**4.62**	4.23	5.57	5.38	6.03
Basic average number of shares outstanding	**48,834**	49,033	50,477	50,935	51,448
Price range (low and high closing)	**$3.80–11.87**	$6.69–11.44	$8.60–15.52	$11.27–15.34	$10.35–17.64
Financial Condition					
Working capital	**$ 92,122**	$ 118,830	$ 112,922	$ 139,065	$ 130,719
Total assets	**655,101**	710,850	744,197	799,114	820,513
Long-term debt	**117,944**	191,963	139,358	160,287	161,011
Stockholders' equity	**225,422**	207,581	280,915	274,074	310,219
Capital expenditures	**45,948**	48,324	30,088	23,856	31,494
Ratios					
Percent net earnings (loss) to sales	**2.0%**	(1.3%)	(0.1%)	1.5%	(1.8%)
Percent net earnings (loss) to average stockholders' equity	**9.5%**	(6.5%)	(0.7%)	6.0%	(5.8%)
Ratio of current assets to current liabilities	**1.7 to 1**	1.8 to 1	1.7 to 1	1.9 to 1	1.9 to 1
Percent of long-term debt to total capitalization	**34.4%**	48.0%	33.2%	36.9%	34.2%

* *In 2009, includes after-tax expense of $17.3 million ($27.9 million pre-tax) or $0.35 per share related to closure costs and restructuring expenses as a result of the closure of Printing & Writing's Groveton, New Hampshire, mill and Appleton, Wisconsin, converting facility, the sale and closure of Specialty Products' roll wrap operations, and the closure of Specialty Products' Jay, Maine, mill. In addition, includes after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to expenses associated with the towel machine rebuild at Towel & Tissue's Middletown, Ohio mill and the start-up of Printing & Writing's distribution center in Bedford Park, Illinois. Also in 2009, includes after-tax gains of $8.4 million ($13.5 million pre-tax) or $0.17 per share related to a tax credit for the use of alternative fuel mixtures at Specialty Products' Mosinee, Wisconsin, facility. Further, includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Specialty Products' non-core yeast business.*

** *In 2008, includes after-tax expense of $21.1 million ($33.8 million pre-tax) or $0.43 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire, mill, the sale and closure of the roll wrap portion of our Specialty Products' business, the permanent machine shutdown at our Specialty Products' Jay, Maine, mill, and the planned closure of converting operations at Printing & Writing's Appleton, Wisconsin, facility. In addition, includes the settlement of an ongoing examination by the Internal Revenue Service for our 1998 to 2003 tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a credit for income taxes of $1.1 million or $0.02 per share.*

*** *In 2007, includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire, mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.*

**** *In 2006, includes impact to accumulated other comprehensive loss of $36.6 million ($58.1 million pre-tax) for the adoption of Accounting Standards Codification Suptopic 715-10 (originally issued as Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans").*

***** *In 2005, includes after-tax expense of $24.2 million ($38.4 million pre-tax) or $0.47 per share for closure costs and restructuring expense as a result of closing the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin, facility.*

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on internal control over financial reporting. This report appears on page 28.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the internal control over financial reporting of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.



Milwaukee, Wisconsin
March 1, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, Wisconsin

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wausau Paper Corp. and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the consolidated financial statements, the Company adopted the measurement date provision of the accounting guidance for pension and postretirement benefits on January 1, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.



Milwaukee, Wisconsin
March 1, 2010

Consolidated Balance Sheets

(all dollar amounts in thousands)	As of December 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,297**	$ 4,330
Receivables, net	**98,531**	96,740
Refundable income taxes	**3,622**	5,510
Inventories	**90,004**	118,195
Deferred income taxes	**–**	5,793
Spare parts	**27,932**	27,375
Other current assets	**5,574**	4,619
Total current assets	**226,960**	262,562
Property, plant, and equipment – net	**379,483**	405,408
Other assets	**48,658**	42,880
TOTAL ASSETS	**$655,101**	$710,850
Liabilities		
Current liabilities:		
Current maturities of long-term debt	**$ 52**	$ 51
Accounts payable	**70,957**	73,747
Deferred income taxes	**877**	–
Accrued and other liabilities	**62,952**	69,934
Total current liabilities	**134,838**	143,732
Long-term debt	**117,944**	191,963
Deferred income taxes	**28,663**	25,588
Post-retirement benefits	**81,255**	70,552
Pension	**35,798**	38,901
Other noncurrent liabilities	**31,181**	32,533
TOTAL LIABILITIES	**429,679**	503,269
Commitments and contingencies	**–**	–
Stockholders' Equity		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	**–**	–
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2009 and 2008)	**175,945**	174,816
Retained earnings	**253,757**	233,239
Accumulated other comprehensive loss	**(63,123)**	(57,700)
Treasury stock, at cost (11,197,900 and 11,326,158 shares in 2009 and 2008, respectively)	**(141,157)**	(142,774)
Total stockholders' equity	**225,422**	207,581
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$655,101**	$710,850

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(all amounts in thousands, except per share data)	For the Year Ended December 31, 2009	2008	2007
Net sales	**$1,032,144**	$1,191,764	$1,240,438
Cost of sales	**899,310**	1,103,076	1,162,739
Gross profit	**132,834**	88,688	77,699
Selling and administrative	**83,229**	89,111	84,199
Restructuring	**5,532**	16,331	7,267
Operating profit (loss)	**44,073**	(16,754)	(13,767)
Other income (expense):			
Interest expense	**(8,986)**	(10,283)	(11,080)
Interest income	**–**	153	700
Other, net	**111**	214	93
Earnings (loss) before income taxes	**35,198**	(26,670)	(24,054)
Provision (credit) for income taxes	**14,635**	(10,836)	(22,229)
Net earnings (loss)	**$ 20,563**	$ (15,834)	$ (1,825)
Net earnings (loss) per share-basic and diluted	**$ 0.42**	$ (0.32)	$ (0.04)
Weighted average shares outstanding – basic	**48,834**	49,033	50,477
Weighted average shares outstanding – diluted	**49,117**	49,033	50,477
Dividends declared per common share	**$ –**	$ 0.34	$ 0.34

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(all dollar amounts in thousands)	For the Year Ended December 31,		
	2009	2008	2007
Cash Flows From Operating Activities:			
Net earnings (loss)	**$ 20,563**	$(15,834)	$ (1,825)
Provision for depreciation, depletion, and amortization	**75,160**	69,468	94,330
Provision (credit) for losses on accounts receivable	**729**	328	(169)
Gain on sale of assets	**(5,062)**	(4,304)	(11,300)
Impairment of long-lived assets	**-**	21	395
Compensation expense for stock-based awards	**3,291**	1,600	979
Deferred income taxes	**12,344**	(9,404)	(27,800)
Changes in operating assets and liabilities:			
Receivables	**(2,520)**	13,046	(5,144)
Inventories	**28,191**	(9,663)	13,999
Other assets	**(22,561)**	(15,225)	(16,876)
Accounts payable and other liabilities	**(682)**	(27,149)	13,857
Accrued and refundable income taxes	**1,461**	(5,404)	(5,633)
Net cash provided by (used in) operating activities	**110,914**	(2,520)	54,813
Cash Flows From Investing Activities:			
Capital expenditures	**(45,948)**	(48,324)	(30,088)
Proceeds from sale of assets	**9,615**	9,056	14,705
Net cash used in investing activities	**(36,333)**	(39,268)	(15,383)
Cash Flows From Financing Activities:			
Repayments of notes payable	**(68,567)**	(66)	(35,081)
Payments under capital lease obligation	**-**	(138)	(131)
Issuances of commercial paper, net	**14,604**	15,910	-
(Payments) borrowings under credit agreements, net	**(19,500)**	37,500	15,000
Dividends paid	**(4,151)**	(16,713)	(17,205)
Excess tax benefit related to share-based compensation	**-**	-	35
Payments for purchase of company stock	**-**	(8,496)	(10,049)
Net cash (used in) provided by financing activities	**(77,614)**	27,997	(47,431)
Net decrease in cash and cash equivalents	**(3,033)**	(13,791)	(8,001)
Cash and cash equivalents at beginning of year	**4,330**	18,121	26,122
Cash and cash equivalents at end of year	**$ 1,297**	$ 4,330	$18,121
Supplemental Cash Flow Information:			
Interest paid – net of amount capitalized	**$ 8,967**	$ 9,271	$11,345
Income taxes paid	**$ 5,524**	$ 6,587	$11,641

Noncash investing activities: For the years ended December 31, 2009, 2008, and 2007, capital expenditures that are included in accounts payable were $3.7 million, $11.5 million, and $2.9 million, respectively.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(all dollar amounts in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2006	$173,302	$ 287,023	$(61,192)	$(125,059)	$ 274,074
Comprehensive earnings, 2007:					
Net loss		(1,825)			(1,825)
Retirement and other post-retirement plans (Net of $18,482 deferred tax)			34,967		34,967
Comprehensive earnings, 2007					33,142
Adoption of ASC 740-10		37			37
Cash dividends declared		(17,173)			(17,173)
Settlement of performance unit grant	(366)			236	(130)
Tax benefit related to stock awards	35				35
Stock-based award compensation	979				979
Purchases of treasury stock				(10,049)	(10,049)
Balances December 31, 2007	173,950	268,062	(26,225)	(134,872)	280,915
Comprehensive loss, 2008:					
Net loss		(15,834)			(15,834)
Retirement and other post-retirement plans (Net of $17,890 deferred tax)			(31,883)		(31,883)
Comprehensive loss, 2008					(47,717)
Adoption of measurement date provisions of ASC 715-10 (Net of $1,066 deferred tax)		(2,274)	408		(1,866)
Cash dividends declared		(16,715)			(16,715)
Restricted stock grant	(147)			235	88
Settlement of performance unit grant	(499)			359	(140)
Stock-based award compensation	1,512				1,512
Purchases of treasury stock				(8,496)	(8,496)
Balances December 31, 2008	**174,816**	**233,239**	**(57,700)**	**(142,774)**	**207,581**
Comprehensive earnings, 2009:					
Net earnings		**20,563**			**20,563**
Retirement and other post-retirement plans (Net of $2,643 deferred tax)			**(5,423)**		**(5,423)**
Comprehensive earnings, 2009					**15,140**
Dividends on stock-based awards		**(45)**			**(45)**
Restricted stock grant	**(267)**			**832**	**565**
Settlement of performance unit grant	**(1,330)**			**785**	**(545)**
Stock-based award compensation	**2,726**				**2,726**
Balances December 31, 2009	**$175,945**	**$253,757**	**$(63,123)**	**$(141,157)**	**$ 225,422**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 Description of the Business and Summary of Significant Accounting Policies

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within three principal segments: Specialty Products, Printing & Writing, and Towel & Tissue. The majority of our products are sold within the United States and Canada.

Specialty Products produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

Printing & Writing manufactures, converts, and markets a broad line of premium printing and writing grades.

Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

Basis of Presentation

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. There were approximately $1.2 million and $3.9 million of cash and cash equivalents on deposit with one bank at December 31, 2009 and 2008, respectively.

Inventories

Pulpwood, finished paper products, and approximately 97% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $4.1 million and $0.5 million for the years ended December 31, 2009 and 2008, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

Interest capitalized on long-term projects in 2009 and 2008 totaled $0.7 million and $0.2 million, respectively. Interest capitalized in 2007 was not significant.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, based on a discounted cash flow analysis. In 2008 and 2007, we recorded impairment losses of less than $0.1 million and $0.4 million, respectively. No impairment losses were recorded in 2009. See Note 2 for a discussion of our restructuring activities.

Timber and timberlands are stated at net depleted value. We capitalize the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block harvested. The cost and related depletion of timberlands sold under our timberland sales program are removed from the accounts, and any resulting gains or losses are included as a component of cost of sales in the Consolidated Statements of Operations. Timberland sales gains of $3.2 million, $6.2 million, and $9.6 million were included in cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009, 2008, and 2007, respectively.

Notes to Consolidated Financial Statements

CONT.

Income Taxes

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Treasury Stock

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

Accumulated Other Comprehensive Loss

For all periods presented, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $39.1 million and $36.4 million at December 31, 2009 and 2008, respectively.

Revenue Recognition

Revenue is recognized, net of estimated discounts, allowances and returns upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay us and we have no remaining obligation. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

In certain circumstances, we will enter into agreements to sell dispenser systems to our customers at a reduced cost. These agreements contain specific provisions, among which the customer must maintain the dispenser system and utilize our products in the dispenser over the term of the agreement. We evaluate the recoverability of the carrying amount of the dispenser systems whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We use judgment to determine when an impairment test is necessary. No impairment losses related to dispenser systems were recorded in 2009, 2008, or 2007. The net costs associated with providing the dispenser system at a discount are recorded in other assets on our Consolidated Balance Sheets, and are amortized as a reduction of net sales over the term of the agreement. There were approximately $43.1 million and $37.8 million recorded in other assets for dispenser systems at December 31, 2009 and 2008, respectively.

Stock-based Compensation Plans

We have adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 718-10 (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment"), which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement. See Note 9 for a further discussion on stock-based compensation plans.

Earnings Per Share

We present both basic and diluted net earnings (loss) per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 9 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock, and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2009, 2008, and 2007, stock-based grants for 1,734,476, 2,258,220, and 2,102,810 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted earnings (loss) per share are reconciled as follows:

(all amounts in thousands, except per share data)	**2009**	2008	2007
Net earnings (loss)	**$ 20,563**	$(15,834)	$ (1,825)
Basic weighted average common shares outstanding	**48,834**	49,033	50,477
Dilutive securities:			
Stock compensation plans	**283**	–	–
Diluted weighted average common shares outstanding	**49,117**	49,033	50,477
Net earnings (loss) per share – basic	**$ 0.42**	$ (0.32)	$ (0.04)
Net earnings (loss) per share – diluted	**$ 0.42**	$ (0.32)	$ (0.04)

Notes to Consolidated Financial Statements

CONT.

Derivatives

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2009 and 2008, there were no derivative instruments outstanding.

Research and Development Expenses

Research and development costs are expensed as incurred. Expenditures for product development were $2.4 million, $2.5 million, and $2.6 million in 2009, 2008, and 2007, respectively.

New Accounting Pronouncements

In May 2009, the FASB issued FASB ASC Subtopic 855-10 (originally issued as SFAS No. 165, "Subsequent Events"), which requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For nonrecognized subsequent events that must be disclosed to keep the financial statements from being misleading, an entity will be required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Subtopic 855-10 became effective and we adopted the provisions of this pronouncement beginning June 30, 2009. The adoption of Subtopic 855-10 did not have an impact on the consolidated financial statements.

In June 2009, the FASB issued FASB ASC Subtopic 105-10 (originally issued as SFAS No. 168, "The FASB Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162"). Subtopic 105-10 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Subtopic 105-10 is effective for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued ASC Subtopic 715-10 (originally issued as FASB Staff Position ("FSP") 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets"). ASC Subtopic 715-10 amended guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by ASC Subtopic 715-10 are effective for fiscal years ending after December 15, 2009. The adoption of ASC Subtopic 715-10 did not have an impact on the consolidated financial statements.

NOTE 2 Restructuring

In December 2008, we announced plans to permanently close Printing & Writing's converting operations at our Appleton, Wisconsin, facility. In December 2009, operations fully ceased and the Appleton facility was closed. The converting equipment at the Appleton facility was relocated to our Printing & Writing mills in Brokaw, Wisconsin, and Brainerd, Minnesota, and distribution activities were relocated to a distribution facility in Bedford Park, Illinois. The cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, includes $1.4 million and less than $0.1 million, respectively, in pre-tax charges for associated closure costs. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs was $0.5 million and less than $0.1 million, respectively, for the years ended December 31, 2009 and 2008. At December 31, 2009, $0.4 million was recorded as a current liability for restructuring expenses, primarily consisting of severance and benefit continuation costs that will be paid in 2010. No additional pre-tax closure charges are expected to be incurred in 2010.

In August 2008, we announced plans to permanently shut down one of the two paper machines at our Specialty Products' paper mill in Jay, Maine. The shutdown of this machine was completed in December 2008. In March 2009, we announced further plans to permanently shut down the remaining paper machine and cease all operations at the Jay, Maine, paper mill. The paper mill was closed during the second quarter of 2009. The cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, includes $20.8 million and $7.2 million, respectively, in pre-tax charges for depreciation on assets and other associated costs related to the shutdown of the paper machine and subsequent closure of the paper mill. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated costs of the paper machine shutdown and closure of the paper mill for the years ended December 31, 2009 and 2008, was $4.7 million and $2.4 million, respectively.

The following table sets forth information with respect to charges related to the closure of the Jay, Maine, paper mill:

(all dollar amounts in thousands)	**2009**	2008
Depreciation on abandoned equipment	**$ 19,076**	$ 6,281
Inventory write-down	**1,666**	814
Severance and benefit continuation	**3,606**	2,404
Other associated costs	**1,178**	82
Total	**$ 25,526**	$ 9,581

No additional pre-tax charges related to the closure of the Jay, Maine, paper mill are expected to be incurred in 2010.

Notes to Consolidated Financial Statements

CONT.

In December 2007, the roll wrap portion of our Specialty Products' business was sold to Cascades Sonoco, Inc., resulting in a pre-tax gain of $1.2 million, which is included in cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2007. Subsequent to the sale and closure of the roll wrap operations, asset impairment testing was completed on the remaining net assets, resulting in pre-tax impairment charges of $0.4 million to reduce the carrying values of the remaining net assets to their estimated fair values. The impairment charges are reflected in cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2007. We continued to manufacture roll wrap and related products for the buyer during a post-closing transition period that expired on July 2, 2008. The cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, include pre-tax charges of $0.2 million and $0.1 million, respectively, related to associated closure costs, and in 2008 additional asset impairment charges. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated closure costs was less than $0.1 million, $0.5 million, and $0.2 million, respectively, for the years ended December 31, 2009, 2008, and 2007. We do not expect to incur any additional pre-tax closure charges related to the sale and closure of our roll wrap operations.

We have retained and intend to sell the real property at the remaining roll wrap production facility. At December 31, 2009, the facility met the classification requirements of net assets held for sale as defined in FASB ASC Subtopic 360-10 (originally issued as SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). Accordingly, the remaining land, buildings, and land improvements less accumulated depreciation are classified as net assets held for sale, which are included in other current assets on our Consolidated Balance Sheets.

In October 2007, we announced plans to cease Printing & Writing's papermaking operations at our Groveton, New Hampshire, paper mill. The papermaking operations permanently ceased during December 2007 and the paper mill was closed. The cost of sales in the Consolidated Statements of Operations for the year ended December 31, 2009, includes less than $0.1 million related to associated closure costs. Cost of sales for the years ended December 31, 2008 and 2007, as reflected in the Consolidated Statements of Operations, includes $10.1 million and $38.8 million, respectively, in pre-tax charges for accelerated depreciation, an adjustment of spare parts and mill inventory to net realizable value, and other associated closure costs. Pre-tax restructuring expense for the years ended December 31, 2009 and 2008, as reflected in the Consolidated Statements of Operations, includes $0.3 million and $13.4 million, respectively, related to contract termination costs and other associated closure costs. Pre-tax restructuring expense for the year ended December 31, 2007, as reflected in the Consolidated Statements of Operations, includes $7.1 million related to severance and benefit continuation costs and other associated closure costs.

The following table sets forth information with respect to the Groveton, New Hampshire, mill closure charges:

(all dollar amounts in thousands)	**2009**	2008	2007
Depreciation on abandoned equipment	**$ –**	$ 5,558	$35,134
Inventory and spare parts write-down	**–**	335	4,155
Severance and benefit continuation	**–**	–	2,982
Contract termination	**283**	11,782	–
Other associated costs	**36**	5,850	3,605
Total	**$319**	$23,525	$45,876

At December 31, 2009, $1.7 million and $7.7 million are included in current liabilities and noncurrent liabilities, respectively, consisting of contract termination costs. We will continue to make payments related to the contract over the original contractual term. We do not expect to incur any additional pre-tax closure charges related to the closure of the Groveton, New Hampshire, mill.

NOTE 3 Alternative Fuel Mixture Credits

During 2009, the Internal Revenue Code provided for a tax credit for the use of qualified alternative fuel mixtures in a taxpayer's trade or business. The credit expired on December 31, 2009. The credit was equal to $0.50 per gallon of alternative fuel contained in the mixture and is refundable in cash. We began mixing black liquor and diesel fuel in February 2009 and filed an application to be registered as an alternative fuel mixer with the Internal Revenue Service ("IRS") in March 2009. In May 2009, our Specialty Products' mill in Mosinee, Wisconsin, was approved by the IRS as a producer and consumer of a qualified alternative fuel mixture which is used as a fuel source to generate energy in the Mosinee mill. At December 31, 2009, there are $3.0 million in alternative fuel mixture tax credits included in receivables, net, on the Consolidated Balance Sheets. Subsequent to December 31, 2009, we have received all of these refunds from the IRS. For the year ended December 31, 2009, the cost of sales in the Consolidated Statements of Operations includes credits for eligible alternative fuel mixture tax refunds of $13.5 million, which represent eligible alternative fuel mixture credits earned for each period less associated expenses of $1.0 million.

Notes to Consolidated Financial Statements

CONT.

NOTE 4 Supplemental Balance Sheet Information

(all dollar amounts in thousands)	2009	2008
Receivables		
Trade	$ 91,333	$ 93,327
Other	8,709	4,336
	100,042	97,663
Less: allowances for doubtful accounts	(1,511)	(923)
	$ 98,531	$ 96,740
Inventories		
Raw materials	$ 31,098	$ 46,515
Work in process and finished goods	100,251	115,539
Supplies	6,356	7,390
Inventories at cost	137,705	169,444
LIFO reserve	(47,701)	(51,249)
	$ 90,004	$ 118,195
Property, plant, and equipment		
Buildings	$ 117,413	$ 122,224
Machinery and equipment	948,591	985,452
	1,066,004	1,107,676
Less: accumulated depreciation	(705,743)	(748,916)
Net depreciated value	360,261	358,760
Land	6,562	6,868
Timber and timberlands, net of depletion	5,688	5,675
Construction in progress	6,972	34,105
	$ 379,483	$ 405,408
Accrued and other liabilities		
Payroll	$ 14,113	$ 7,496
Vacation pay	11,349	12,025
Compensation plans	1,643	9,887
Employee retirement plans	6,321	10,718
Rebates	13,462	8,364
Accrued income taxes	435	465
Other	15,629	20,979
	$ 62,952	$ 69,934

NOTE 5 Debt

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	2009	2008
Unsecured private placement notes with interest of 7.43%, due August 31, 2011	$ 35,000	$103,500
Industrial development bonds due July 1, 2023, with weighted average interest rate of 0.66% in 2009 and 2.52% in 2008	19,000	19,000
Revolving-credit agreement with financial institutions, with weighted average interest rate of 2.85% in 2009 and 4.14% in 2008	33,000	52,500
Commercial paper placement agreement, with weighted average interest rate of 1.78% in 2009 and 3.39% in 2008	30,514	15,910
Note payable	127	195
Subtotal	117,641	191,105
Premium on senior notes	355	909
Total debt	117,996	192,014
Less: current maturities of long-term debt	(52)	(51)
Total long-term debt	$117,944	$191,963

We had $138.5 million in unsecured private placement notes that were closed and funded on August 31, 1999. On August 31, 2009, $68.5 million of the unsecured private placement notes matured and were repaid and on August 31, 2007, $35 million of the unsecured private placement notes matured and were repaid. The remaining principal amount of the notes is $35 million with an interest rate of 7.43%. These 12-year notes mature on August 31, 2011. In connection with the note offering, we entered into an interest-rate swap agreement under which the interest rate paid by us with respect to $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, we terminated this interest-rate swap arrangement. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments. See Note 12 for additional information regarding the interest-rate swap and amortization of debt premium.

We have a $165 million unsecured revolving-credit agreement with five financial institutions that expires on July 27, 2011. Under the facility, we may elect a base rate that is a fluctuating rate per annum for interest from either domestic or offshore rates plus an applicable rate based upon our consolidated leverage ratio. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. We pay the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Total facility fees paid under this agreement and previous agreements were $815,000 in 2009, $351,000 in 2008, and $166,000 in 2007. There were $33.0 million and $52.5 million, respectively, in outstanding borrowings under this agreement at December 31, 2009 and 2008.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for companies having similar creditworthiness, we are required to maintain, under the unsecured revolving-credit and the unsecured private placement note agreements, a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3 to 1, and an adjustable minimum net worth covenant. On March 27, 2009, we amended the unsecured revolving-credit and the unsecured private placement note agreements. Under the amendments, the minimum net worth covenant was adjusted to eliminate the impact of accumulated other comprehensive income or loss up to $70 million. At the time of the amendment to the agreements, we were in full compliance with the existing terms of all financial and other covenants under the agreements. At December 31, 2009 and 2008, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. Outstanding borrowings under this agreement at December 31, 2009 and 2008 were $30.5 million and $15.9 million, respectively. At December 31, 2009, under the $165 million revolving-credit facility, we have the ability and the intent to refinance on a long-term basis the amount of outstanding commercial paper. As a result, we have classified the amount as long-term on our Consolidated Balance Sheets.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria were met in 2006; therefore, $100,000 of the loan was forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

The aggregate annual maturities of long-term debt are as follows:

(all dollar amounts in thousands)	Annual maturities
2010	$ 52
2011	98,589
2012	–
2013	–
2014	–
Thereafter	19,000

NOTE 6 Lease Commitments

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2009:

(all dollar amounts in thousands)	Operating Leases
2010	$ 1,009
2011	1,000
2012	997
2013	117
2014	5
Thereafter	–
Total minimum payments	$ 3,128

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	**2009**	2008	2007
Rent expense	**$12,366**	$8,700	$8,809

NOTE 7 Pension and Other Post-retirement Benefit Plans

We sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and years of service. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

Notes to Consolidated Financial Statements

CONT.

We also provide certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

In September 2006, the FASB issued ASC Subtopic 715-10 (originally issued as Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. ASC 715-10 also requires the measurement date of the funded status of a plan as of the date of the year-end financial statements. The recognition provisions of ASC 715-10 were adopted on December 31, 2006, and we adopted the measurement date provisions on January 1, 2008. Accordingly, the measurement date for plan assets and obligations for 2009 and 2008 was December 31. We historically had used September 30 as our measurement date for our plans. In 2008, the adoption of the measurement date provisions resulted in a decrease to retained earnings of $2.3 million, net of tax, and an increase to accumulated other comprehensive income of $0.4 million, net of tax, representing the periodic benefit cost for the period from October 1, 2007, through the year ended December 31, 2007.

The changes in benefit obligations and plan assets at December 31, 2009 and 2008, are presented in the following schedule. Due to the adoption of the measurement date provisions of ASC 715-10, the changes in benefit obligations and plan assets for the year ended December 31, 2008, include fifteen months of activity.

	Retirement Benefits		Other Post-retirement Benefits	
(all dollar amounts in thousands)	**2009**	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at December 31, 2008 and September 30, 2007	**$208,315**	$201,253	**$75,152**	$80,840
Service cost	**5,397**	8,140	**1,404**	2,321
Interest cost	**12,434**	15,502	**4,515**	5,889
Amendments	**1,823**	1,061	**–**	(6,649)
Net actuarial loss (gain)	**13,182**	(3,281)	**11,201**	(100)
Participant contributions	**–**	–	**2,166**	2,920
Curtailments	**–**	–	**(1,743)**	(1,839)
Settlements	**(5,490)**	–	**–**	–
Benefits paid	**(12,986)**	(14,360)	**(6,740)**	(8,230)
Benefit obligation at December 31	**$222,675**	$208,315	**$85,955**	$75,152
Change in plan assets:				
Fair value at December 31, 2008 and September 30, 2007	**$149,863**	$198,698	**$ –**	$ –
Actual gain (loss)	**29,944**	(44,743)	**–**	–
Company contributions	**10,632**	10,268	**4,574**	5,310
Participant contributions	**–**	–	**2,166**	2,920
Settlements	**(5,490)**	–	**–**	–
Benefits paid	**(12,986)**	(14,360)	**(6,740)**	(8,230)
Fair value at December 31	**$171,963**	$149,863	**$ –**	$ –
Funded status at December 31	**$ (50,712)**	$ (58,452)	**$(85,955)**	$(75,152)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	**$ (1,557)**	$ (6,054)	**$ (4,700)**	$ (4,600)
Noncurrent liabilities	**(49,155)**	(52,398)	**(81,255)**	(70,552)
Amount recognized at December 31	**$ (50,712)**	$ (58,452)	**$(85,955)**	$(75,152)

Notes to Consolidated Financial Statements

CONT.

For 2009 and 2008, the amendments to retirement benefit plans reflect union negotiated rate increases. For 2008, the amendments to other post-retirement benefit plans are primarily related to cost sharing changes for the non-union and certain union plans.

Amounts recognized in Accumulated Other Comprehensive Loss, net of tax, consist of:

	Retirement Benefits		Other Post-retirement Benefits	
(all dollar amounts in thousands)	**2009**	2008	**2009**	2008
Prior service cost (credit)	**$ 7,213**	$ 7,676	**$(12,396)**	$(11,170)
Net loss	**43,877**	46,684	**24,429**	14,510
Net amount recognized at December 31	**$51,090**	$54,360	**$12,033**	$ 3,340

The total accumulated benefit obligation for qualified and non-qualified defined benefit pension plans was $222.1 million and $207.7 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the total accumulated benefit obligation for pension plans exceeded the plan assets for all of the qualified defined benefit pension plans.

	Pension Benefits		
	Target Allocations	Percentage of Plan Assets at Measurement Date	
		2009	2008
Asset category			
Equity securities	60%	**62%**	52%
Debt securities	40%	**38%**	48%
Total	100%	**100%**	100%

Wausau Paper's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee manages toward an asset allocation consisting of approximately 60% equity securities and 40% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

The plan's assets are recorded at estimated fair value utilizing level 2 inputs. Level 2 inputs are inputs other than quoted market prices that are observable for securities, either directly or indirectly. All of the plan's assets are in pooled separate accounts and are stated at estimated fair value based on quoted market prices of the underlying investments held by the pooled separate accounts. Following is a summary, by asset category, of the fair value inputs of our plan assets at December 31, 2009:

	Level 2 Inputs
Asset category:	
Domestic pooled separate accounts	**$146,042**
Foreign pooled separate accounts	**25,921**
Total	**$171,963**

Although we do not expect to have a minimum funding requirement for defined benefit pension plans in 2010, we may elect to make contributions of up to $14.0 million directly to pension plans. We also expect to contribute $4.7 million, net of subsidy reimbursements, directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

(all dollar amounts in thousands)	Pension Benefit Payments	Other Post-retirement Benefit Payments	Subsidy
2010	12,162	4,883	183
2011	11,791	4,558	202
2012	12,166	4,827	229
2013	12,774	5,344	247
2014	13,620	5,703	270
2015-2019	89,411	32,820	1,631

Notes to Consolidated Financial Statements

CONT.

The components of net periodic benefit costs recognized in the Consolidated Statements of Operations and the amounts recognized in other comprehensive income are as follows:

(all dollar amounts in thousands)	Pension Benefits			Other Post-retirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Components of net periodic benefit cost:						
Service cost	**$ 5,397**	$ 6,374	$ 7,799	**$ 1,404**	$ 1,800	$ 2,516
Interest cost	**12,434**	12,406	11,026	**4,515**	4,662	5,146
Expected return on plan assets	**(14,968)**	(14,779)	(13,416)	**–**	–	–
Amortization of:						
Prior service cost (benefit)	**1,954**	1,881	2,413	**(3,494)**	(3,468)	(3,829)
Actuarial loss	**1,241**	1,952	2,468	**1,813**	2,017	2,332
Settlements	**886**	–	–	**–**	–	–
Subtotal	**6,944**	7,834	10,290	**4,238**	5,011	6,165
Components charged to restructuring expense:						
Curtailments	**520**	505	3,111	**(1,500)**	(1,051)	(607)
Total net periodic benefit cost	**$ 7,464**	$ 8,339	$ 13,401	**$ 2,738**	$ 3,960	$ 5,558
Recognized in other comprehensive income (before tax effect):						
Net actuarial (gain) loss	**$(1,795)**	$59,864	$(21,496)	**$ 11,201**	$ (100)	$ (8,537)
Prior service cost (credit)	**1,823**	1,061	3,375	**(243)**	(6,829)	(20,295)
Amortization of:						
Net actuarial loss	**(2,127)**	(2,477)	(2,468)	**(1,813)**	(2,522)	(2,332)
Prior service (cost) credit	**(2,475)**	(2,880)	(5,524)	**3,494**	4,281	3,829
Total recognized in other comprehensive income	**(4,574)**	55,568	(26,113)	**12,639**	(5,170)	(27,335)
Total recognized in net periodic benefit cost and other comprehensive income	**$ 2,890**	$ 63,907	$ (12,712)	**$15,377**	$(1,210)	$(21,777)

Notes to Consolidated Financial Statements

CONT.

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2010, are charges of $1.8 million and $2.2 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ended December 31, 2010, are a credit of $3.4 million and a charge of $2.4 million, respectively.

In 2009, the settlement relates to the payment of a pension liability with respect to certain retired participants. Also for 2009, the curtailment recognized relates to the closure of our Specialty Products' paper mill in Jay, Maine. For 2008, the curtailment recognized relates to the shutdown of one of the two paper machines at our Specialty Products' mill in Jay, Maine. In addition for 2007, the curtailment recognized relates to the closure of Printing & Writing's Groveton, New Hampshire, mill. See Note 2 for additional information on the facility closures.

The weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2009	2008	2007	**2009**	2008	2007
Weighted-average assumptions used to determine benefit obligations at the selected measurement dates:						
Discount rate	**5.75%**	6.25%	6.25%	**5.75%**	6.25%	6.25%
Rate of compensation increase	**4.25%**	4.25%	4.25%	**n/a**	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:						
Discount rate	**6.25%**	6.25%	5.75%	**6.25%**	6.25%	5.75%
Expected return on plan assets	**8.00%**	8.00%	8.25%	**n/a**	n/a	n/a
Rate of compensation increase	**4.25%**	4.25%	4.25%	**n/a**	n/a	n/a
Assumed health care cost trend rates at at December 31:						
Health care cost trend rate assumed	**n/a**	n/a	n/a	**9%**	9%	9%
Ultimate trend rate	**n/a**	n/a	n/a	**5%**	5%	5%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2016**	2011	2010

The expected return on plan assets reflects our expectations of average rates of return on funds invested to provide benefits included in the projected benefit obligations. The expected return is based on various factors, including estimated inflation, fixed income and equity returns, historical returns, and asset allocation and investment strategy. Differences between actual and expected returns on pension plan assets are recorded as an actuarial gain or loss and are amortized over the average remaining service period of active plan participants.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2009, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

(all dollar amounts in thousands)	One percentage point Increase	One percentage point Decrease
Effect on the post-retirement benefit obligation	$ 9,958	$ (8,353)
Effect on the sum of the service and interest cost components	899	(744)

We also sponsor defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $1.8 million, $3.0 million, and $2.8 million in 2009, 2008, and 2007, respectively. The decline in the cost of the defined contribution pension plans in 2009 was due to the suspension of company matching contributions on non-bargained plans effective on March 31, 2009.

Notes to Consolidated Financial Statements

CONT.

We historically have had deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. During 2008, we terminated the deferred-compensation agreements with certain present and past key officers and employees. In 2009, we made payments of $8.3 million to certain present and past key officers and employees as a result of the termination of the agreements. We continue to maintain deferred-compensation agreements with certain present and past directors. The annual cost of the deferred-compensation agreements was $0.3 million and $0.9 million for the years ended December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the amounts accrued under the deferred-compensation agreements were $2.0 million and $10.1 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

NOTE 8 Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

The provision (credit) for income taxes is comprised of the following:

(all dollar amounts in thousands)	**2009**	2008	2007
Current tax expense (credit):			
Federal	**$ 1,648**	$ (1,868)	$ 5,272
State	**643**	436	299
Total current	**2,291**	(1,432)	5,571
Deferred tax expense (credit):			
Federal	**10,747**	(8,727)	(14,087)
State	**1,597**	(677)	(13,713)
Total deferred	**12,344**	(9,404)	(27,800)
Total provision (credit) for income taxes	**$14,635**	$(10,836)	$(22,229)

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

(all dollar amounts in thousands)	**2009**		2008		2007	
Federal statutory tax rate	**$12,319**	**35.0%**	$ (9,334)	(35.0%)	$ (8,419)	(35.0%)
State taxes (net of federal tax benefits)	**973**	**2.8**	(394)	(1.5)	(2,160)	(8.9)
State tax benefit due to reorganization	**–**	**–**	–	–	(11,645)	(48.5)
State taxes due to rate change	**1,042**	**3.0**	–	–	–	–
Other	**301**	**0.8**	(1,108)	(4.1)	(5)	–
Effective tax rate	**$14,635**	**41.6%**	$(10,836)	(40.6%)	$(22,229)	(92.4%)

Effective January 1, 2007, we reorganized the various subsidiaries that comprised our operating segments to align more closely with our operating structure. The new structure allowed us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. In 2007, we recorded net state tax benefits of $11.6 million primarily as a result of the reversal of these valuation allowances. At the end of 2009, $154.9 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2024. Under the provisions of ASC Subtopic 740-10 (originally issued as SFAS No. 109, "Accounting for Income Taxes"), the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

Notes to Consolidated Financial Statements

CONT.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2009 and 2008, are as follows:

(all dollar amounts in thousands)	**2009**	2008
Deferred tax assets:		
Accrued compensated absences	**$ 3,710**	$ 4,017
Pensions	**10,054**	13,969
Post-retirement benefits	**34,310**	30,582
State net operating loss carry forward	**14,093**	15,895
Other	**24,196**	30,104
Gross deferred tax asset	**86,363**	94,567
Less valuation allowance	**(98)**	(1,294)
Net deferred tax assets	**86,265**	93,273
Deferred tax liabilities:		
Property, plant, and equipment	**(96,371)**	(96,445)
Other	**(19,434)**	(16,623)
Gross deferred tax liability	**(115,805)**	(113,068)
Net deferred tax liability	**$ (29,540)**	$ (19,795)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(all dollar amounts in thousands)	**2009**	2008
Net deferred tax assets	**$ –**	$ 5,793
Net current deferred tax liabilities	**(877)**	–
Net noncurrent deferred tax liabilities	**(28,663)**	(25,588)
Net deferred tax liability	**$(29,540)**	$(19,795)

A valuation allowance has been recognized for certain state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

On January 1, 2007, we adopted the provisions of FASB ASC Subtopic 740-10 (originally issued as FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109"). Subtopic 740-10 clarifies whether or not to recognize assets or liabilities for tax positions taken that may be challenged by a taxing authority. As a result of the implementation of Subtopic 740-10, we recognized a $0.04 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to retained earnings at January 1, 2007.

The following table summarizes the activity related to our liability for unrecognized tax benefits, all of which would impact our effective tax rate if recognized:

(all dollar amounts in thousands)	**2009**	2008	2007
Balance at January 1	**$1,181**	$4,942	$4,420
Increases related to current year tax positions	**41**	–	90
Increases related to tax positions in prior years	**128**	37	1,779
Decreases related to tax positions in prior years	**(224)**	(1,557)	(1,347)
Settlements	**–**	(1,879)	–
Expiration of statute of limitations	**(191)**	(362)	–
Total	**$ 935**	$1,181	$4,942

We record penalties and accrued interest related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Operations. During 2009 and 2008, we accrued potential penalties and interest of approximately $0.1 million and $0.2 million, respectively, related to unrecognized tax benefits. During 2009, as a result of the expiration of statute of limitations, we reduced the amount accrued for potential penalties and interest by approximately $0.1 million. In total, as of December 31, 2009 and 2008, we have recorded liabilities for potential penalties and interest of approximately $0.5 million, which are included in the liabilities for unrecognized tax benefits. At December 31, 2009, the liability for uncertain tax positions was $1.4 million, with $0.3 million of the liability recorded as a current liability and $1.1 million recorded as a noncurrent liability. The liability for uncertain tax positions at December 31, 2008, was $1.7 million, with $0.2 million of the liability recorded as a current liability and $1.5 million recorded as a noncurrent liability.

During 2008 we settled an ongoing examination by the IRS for our 1998 to 2003 tax years. The examination related to certain research and development credits recorded for these respective tax years. The settlement of the ongoing examination, interest costs, and closure of the 1998 to 2003 tax years resulted in a decrease of $3.7 million to our total gross liability for unrecognized tax benefits, a credit for income taxes of $1.1 million, and cash paid of $2.2 million. We are currently open to audit under the statute of limitations by the IRS for the year ended December 31, 2006, and years thereafter. We also file income tax returns in numerous state jurisdictions with varying statutes of limitations. We do not expect any significant changes to our unrecognized tax benefits during the next twelve months.

Notes to Consolidated Financial Statements

CONT.

NOTE 9 Stock Compensation Plans

We have adopted the provisions of FASB ASC Subtopic 718-10 (originally issued as SFAS No. 123 (revised 2004), "Share-Based Payment"), which requires that certain share-based compensation awards be remeasured at their fair value at each interim reporting period until final settlement.

Stock Options, Restricted Stock Awards, and Performance Units

We have one stock incentive plan, the "2000 Stock Incentive Plan", under which awards to grantees are issued. Under the 2000 Stock Incentive Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 3.6 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2009, there were 1.2 million shares available under the 2000 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the years ended December 31, 2009 and 2008, we recognized approximately $3.3 million and $1.6 million, respectively, in share-based compensation expense which included fixed option grants, restricted stock grants, and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2009, total unrecognized compensation cost related to share-based compensation awards was approximately $1.1 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately 0.7 years.

Options

Non-qualified stock options are granted for terms up to 10 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

The following table summarizes the status of all outstanding stock options as of December 31, 2009, 2008, and 2007, and changes during those years:

	2009 Shares	2009 Weighted Average Exercise Price	2008 Shares	2008 Weighted Average Exercise Price	2007 Shares	2007 Weighted Average Exercise Price
Outstanding at January 1	**1,997,624**	**$12.12**	2,001,624	$12.16	1,939,624	$12.30
Granted	**313,000**	**10.27**	382,669	8.07	509,102	14.45
Terminated/canceled	**(387,668)**	**13.12**	(386,669)	8.32	(447,102)	15.42
Outstanding at December 31	**1,922,956**	**$11.62**	1,997,624	$12.12	2,001,624	$ 12.16
Exercisable at December 31	**1,711,290**	**$11.75**	1,924,292	$12.19	1,881,624	$12.09
Fair value of options granted during the year		**$ 2.67**		$ 1.91		$ 4.83

The preceding table includes performance-based options that vested in relation to achieving defined performance criteria. There were no performance-based options granted during 2009. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2009, 2008, and 2007, and changes during those years:

	2009 Shares	**2009** Weighted Average Exercise Price	2008 Shares	2008 Weighted Average Exercise Price	2007 Shares	2007 Weighted Average Exercise Price
Outstanding at January 1	**66,000**	**$10.74**	66,000	$10.74	66,000	$10.74
Granted	**–**	**–**	346,669	8.04	413,102	15.17
Terminated/canceled	**(6,000)**	**11.04**	(346,669)	8.04	(413,102)	15.17
Outstanding at December 31	**60,000**	**$10.71**	66,000	$10.74	66,000	$10.74
Exercisable at December 31	**60,000**	**$10.71**	66,000	$10.74	66,000	$10.74

As a result of not achieving certain operating profit levels for the years ended December 31, 2008 and 2007, no compensation expense was recorded for performance-based option grants.

Additional information regarding all grants outstanding and exercisable at December 31, 2009, is as follows:

(all dollar amounts in thousands, except per share data)

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$6.96 – $11.55	1,158,313	9.03	$ 9.61	946,647	$ 9.37
$12.36 – $18.50	764,643	8.83	14.65	764,643	14.65
Total	1,922,956			1,711,290	
Aggregate intrinsic value	$ 2,304			$ 2,110	

For the year ended December 31, 2009, we estimated the fair value of each option on the date of grant using the binomial tree model and the following weighted average assumptions:

Average risk-free interest rate	0.66%
Expected dividend yield	2.93%
Expected volatility	41.89%
Expected term (years)	6.6

The average risk-free rate is determined on the grant date using the yield on zero-coupon U.S. Treasury strips. The rate is duration-matched to the term of the option, which may entail an extrapolation of the rate. The expected dividend yield is calculated using the ten-year historical yield of Wausau Paper's dividends. The expected volatility assumption is based on a 10 percent weighting factor for implied volatilities of comparable exchange traded-options and a 90 percent weighting factor of the monthly average historical volatilities of our common stock over the expected life of the award. The expected term of the options is calculated using the remaining contractual lives of the grants and expected exercise and expected termination behavior based upon historical data.

The total value of stock options vested during the years ended December 31, 2009, 2008 and 2007 was $0.4 million, $0.2 million, and $0.2 million, respectively.

Restricted Stock

Under the 2000 Stock Incentive Plan, we may grant shares of restricted stock. The shares are valued based upon the closing price of Wausau Paper's common stock on the date of the grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense is recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares are deferred and held by us until satisfaction of the vesting requirements.

Notes to Consolidated Financial Statements

CONT.

The following table summarizes the activity relating to restricted stock grants:

	2009	2008
Outstanding at January 1 (number of shares)	**12,000**	–
Granted	**71,000**	18,000
Terminated	**(5,000)**	–
Settled	**(6,000)**	(6,000)
Outstanding at December 31 (number of shares)	**72,000**	12,000

The aggregate intrinsic value of restricted stock outstanding at December 31, 2009, was approximately $0.8 million. Total compensation expense recognized for restricted stock for the years ended December 31, 2009 and 2008 was $0.6 million and $0.1 million, respectively.

Performance Units

Under the 2000 Stock Incentive Plan, we may grant performance units that may vest in relation to (1) achieving certain operating profit levels and/or (2) completion of a service requirement. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned are paid out in whole shares of our common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights. Compensation expense is determined based upon the closing sales price of our common stock on the date of the award and for performance-based awards the expense is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. For performance unit grants that vest only in relation to the completion of a service requirement, compensation expense is recognized over the requisite service period of the grant. Service condition vesting ranges from zero to two years.

The following table summarizes the activity relating to performance unit grants:

	2009	2008	2007
Outstanding at January 1 (number of units)	**227,903**	81,233	66,465
Granted	**303,487**	311,290	48,317
Terminated	**(67,762)**	(122,419)	(1,394)
Settled	**(119,652)**	(42,201)	(32,155)
Outstanding at December 31 (number of units)	**343,976**	227,903	81,233

The aggregate intrinsic value of performance units outstanding at December 31, 2009, was approximately $4.0 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $2.2 million in 2009, $1.3 million in 2008, and $0.6 million in 2007.

Stock Appreciation Rights

We maintain various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends that would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date.

The following table summarizes the activity relating to our stock appreciation rights plans:

	2009	2008	2007
Outstanding at January 1 (number of shares)	**77,613**	253,797	253,797
Exercised	**–**	(176,184)	–
Outstanding and exercisable at December 31 (number of shares)	**77,613**	77,613	253,797
Price range of outstanding and exercisable rights:			
$6.26 – $9.58	**67,613**	67,613	243,797
$17.16	**10,000**	10,000	10,000

For the year ended December 31, 2008, $1.2 million was paid to three participants in settlement of outstanding stock appreciation rights. At December 31, 2009, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $6.26 and $9.58 was 1.2 years, and with an exercise price of $17.16 was 9.0 years.

Dividend Equivalents

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the dividend equivalent grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents were fully vested as of January 1, 2006.

The following table summarizes the activity relating to our dividend equivalent plan:

	2009	2008	2007
Outstanding at January 1 (number of shares)	**151,750**	151,750	151,750
Exercised	**(91,668)**	–	–
Outstanding and exercisable at December 31 (number of shares)	**60,082**	151,750	151,750

For the year ended December 31, 2009, $0.3 million was paid to a participant in settlement of outstanding dividend equivalent awards.

Share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of ASC 718-10. The (credit) provision for stock appreciation rights and dividend equivalents is shown in the following table.

(all dollar amounts in thousands)	2009	2008	2007
Stock appreciation rights	**$ 30**	$ (108)	$(1,750)
Dividend equivalents	**(262)**	202	(224)
Total	**$(232)**	$ 94	$(1,974)

NOTE 10 Commitments and Contingencies

Litigation and Other Claims

We may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

Environmental Matters

We are subject to extensive regulation by various federal, state, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") named a subsidiary of Wausau Paper as a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin. Our estimate of remediation and water replacement costs associated with the landfill is approximately $1.5 million. These costs will likely be shared among the members of an ad hoc group of PRPs. We anticipate that we will incur these costs during 2010 and are of the opinion that our share of these costs will not have a material adverse effect on our operations, financial condition, or liquidity. We are continuing to pursue coverage of defense costs and liability coverage with our insurance carriers.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.6 million at December 31, 2009 and 2008. The provision for remediation and landfill costs was not significant for the years ended December 31, 2009, 2008, and 2007, respectively. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. We believe that our share of the costs of cleanup for our current remediation site will not have a material adverse impact on our consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

Other Commitments

As of December 31, 2009, we were committed to spend approximately $4.4 million on capital projects, which were in various stages of completion.

We contract for the supply and delivery of natural gas at some of our facilities. Under these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas suppliers to our facilities. We are not required to buy or sell minimum gas volumes under the agreement but are required to pay a minimum transportation fee for the contracted period. Contracts expire at various times between 2010 and 2019. At December 31, 2009, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of energy and certain

Notes to Consolidated Financial Statements

CONT.

raw materials. These obligations expire between 2010 and 2014. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

NOTE 11 Preferred Share Purchase Rights Plan

We maintain a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The expiration date of the rights plan is October 31, 2018.

NOTE 12 Financial Instruments

Financial instruments consisted of the following:

Cash and Cash Equivalents

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable, Accounts Payable, and Accrued Liabilities

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

Long-Term Debt

The fair value of our long-term debt is estimated based on current rates offered to us for debt of the same remaining maturities. At December 31, 2009 and 2008, the estimated fair value of the long-term debt exceeded the carrying value by approximately $2.1 million and $0.2 million, respectively.

Interest Rate Agreement

Interest-rate swaps designated in fair value hedge relationships have been used by us in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.6 million, $0.7 million, and $0.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

NOTE 13 Segment Data

Factors Used to Identify Reportable Segments

At December 31, 2009, and during the year then ended, our operations were classified into three principal reportable segments: Specialty Products, Printing & Writing, and Towel & Tissue, each providing different products.

Products From Which Revenue Is Derived

Specialty Products produces specialty papers at its manufacturing facilities in Rhinelander and Mosinee, Wisconsin. The papermaking operations at Specialty Products' Jay, Maine, facility permanently ceased during the second quarter of 2009. In 2008 and 2007, the Specialty Products segment information also included two converting facilities that produced laminated roll wrap and related specialty finishing and packaging products. For additional information on the closure of the Jay, Maine, paper mill and the sale and closure of the roll wrap portion of the Specialty Products' business, please see Note 2. Printing & Writing produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin, and Brainerd, Minnesota. Printing & Writing also includes a converting facility which

Notes to Consolidated Financial Statements

CONT.

converts printing and writing grades. The converting facility was permanently closed in December 2009. The Printing & Writing 2008 and 2007 segment information also includes a manufacturing facility in Groveton, New Hampshire, which ceased papermaking operations in December 2007. Please see Note 2 for additional information on the closure of the converting facility and the Groveton, New Hampshire, paper mill. Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Towel & Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

During 2009, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, two customers accounted for approximately 30% of Printing & Writing net sales and one customer accounted for approximately 13% of Towel & Tissue net sales, while no single customer of the Specialty Products' business segment comprised 10% or more of the respective segment net sales.

Measurement of Segment Profit and Assets

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(all dollar amounts in thousands)	**2009**	2008	2007
Net sales external customers:			
Specialty Products	**$ 359,202**	$ 481,390	$ 488,343
Printing & Writing	**336,727**	376,963	444,516
Towel & Tissue	**336,215**	333,411	307,579
	$1,032,144	$1,191,764	$1,240,438
Operating profit (loss):			
Specialty Products	**$ 1,638**	$ (11,609)	$ 4,433
Printing & Writing	**7,964**	(26,983)	(57,415)
Towel & Tissue	**49,469**	32,793	43,032
Corporate and eliminations	**(14,998)**	(10,955)	(3,817)
	$ 44,073	$ (16,754)	$ (13,767)
Segment assets:			
Specialty Products	**$ 228,914**	$ 279,354	
Printing & Writing	**181,987**	180,221	
Towel & Tissue	**215,607**	210,977	
Corporate and unallocated	**28,593**	40,298	
	$ 655,101	$ 710,850	

Other Significant Items

(all dollar amounts in thousands)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2009		
Specialty Products	**$35,905**	**$ 6,485**
Printing & Writing	**8,874**	**12,939**
Towel & Tissue	**28,453**	**23,928**
Corporate and unallocated	**1,928**	**2,596**
	$75,160	**$45,948**
2008		
Specialty Products	$27,404	$11,824
Printing & Writing	13,963	11,998
Towel & Tissue	27,278	18,891
Corporate and unallocated	823	5,611
	$69,468	$48,324
2007		
Specialty Products	$22,857	$10,773
Printing & Writing	46,684	11,405
Towel & Tissue	24,110	6,515
Corporate and unallocated	679	1,395
	$94,330	$30,088

Company Geographic Data

We have no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(all dollar amounts in thousands)	**2009**	2008	2007
United States	**$ 946,976**	$1,087,155	$1,143,303
All foreign countries	**85,168**	104,609	97,135
	$1,032,144	$1,191,764	$1,240,438

Notes to Consolidated Financial Statements

CONT.

Quarterly Financial Data (Unaudited)

(all dollar amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
2009*					
Net sales	**$238,771**	**$262,174**	**$273,447**	**$257,752**	**$1,032,144**
Gross profit	**20,248**	**23,621**	**49,381**	**39,584**	**132,834**
Operating profit	**428**	**6**	**26,336**	**17,303**	**44,073**
Net (loss) earnings	**(1,353)**	**(1,915)**	**14,641**	**9,190**	**20,563**
Net (loss) earnings per share basic and diluted	**$ (0.03)**	**$ (0.04)**	**$ 0.30**	**$ 0.19**	**$ 0.42**
2008**					
Net sales	$ 298,718	$305,211	$ 312,162	$275,673	$ 1,191,764
Gross profit	13,935	21,769	29,573	23,411	88,688
Operating (loss) profit	(8,166)	(12,754)	4,667	(501)	(16,754)
Net (loss) earnings	(6,806)	(9,580)	2,329	(1,777)	(15,834)
Net (loss) earnings per share basic and diluted	$ (0.14)	$ (0.20)	$ 0.05	$ (0.04)	$ (0.32)
2007***					
Net sales	$299,393	$317,235	$319,342	$304,468	$ 1,240,438
Gross profit (loss)	28,086	32,005	33,026	(15,418)	77,699
Operating profit (loss)	7,284	10,627	11,956	(43,634)	(13,767)
Net earnings (loss)	14,965	4,753	6,079	(27,622)	(1,825)
Net earnings (loss) per share basic and diluted	$ 0.29	$ 0.09	$ 0.12	$ (0.55)	$ (0.04)

* *In 2009, the first, second, third, and fourth quarters include after-tax expense of $2.8 million ($4.5 million pre-tax) or $0.06 per share, $13.3 million ($21.4 million pre-tax) or $0.27 per share, $0.7 million ($1.1 million pre-tax) or $0.01 per share, and $0.6 million ($0.9 million pre-tax) or $0.01 per share, respectively, related to closure costs and restructuring expenses as a result of the closure of Printing & Writing's Groveton, New Hampshire, mill and Appleton, Wisconsin, converting facility, the sale and closure of Specialty Products' roll wrap operations, and the closure of Specialty Products' Jay, Maine, mill. In addition, the first quarter of 2009 includes after-tax expense of $1.9 million ($3.1 million pre-tax) or $0.04 per share related to expenses associated with the towel machine rebuild at Towel & Tissue's Middletown, Ohio mill and the start-up of Printing & Writing's distribution center in Bedford Park, Illinois. Also in 2009, the second, third, and fourth quarters include after-tax gains of $3.5 million ($5.7 million pre-tax) or $0.07 per share, $2.5 million ($4.0 million pre-tax) or $0.05 per share, and $2.3 million ($3.7 million pre-tax) or $0.05 per share, respectively, related to a tax credit for the use of alternative fuel mixtures at Specialty Products' Mosinee, Wisconsin, facility. The third quarter of 2009 includes an after-tax gain of $1.7 million ($2.7 million pre-tax) or $0.03 per share related to the sale of Specialty Products' non-core yeast business.*

** *In 2008, the first, second, third, and fourth quarters include after-tax expense of $5.0 million ($7.9 million pre-tax) or $0.10 per share, $8.8 million ($13.9 million pre-tax) or $0.18 per share, $3.9 million ($6.2 million pre-tax) or $0.08 per share, and $3.6 million ($5.8 million pre-tax) or $0.07 per share, respectively, related to closure costs and restructuring expenses as a result of the closure of Printing & Writing's Groveton, New Hampshire, mill, the sale and closure of Specialty Products' roll wrap operations, the permanent shutdown of a paper machine at Specialty Products' Jay, Maine, mill, and the closure of Printing & Writing's Appleton, Wisconsin, converting facility. Also in 2008, the third quarter includes income tax benefits of $0.9 million or $0.02 per share, related to the settlement of a Federal tax audit.*

*** *In 2007, the first quarter includes state income tax benefits of $12.0 million or $0.24 per share and the second quarter includes state income tax charges of $0.4 million of $0.01 per share, primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries due to the reorganization of various subsidiaries which comprised our operating segments to align more closely to our operating structure. Also in 2007, the fourth quarter includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share, related to closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire, mill.*

Notes to Consolidated Financial Statements

CONT.

Market Prices For Common Shares (Unaudited)

	2009			2008			2007		
Quarter	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	**$11.86**	**$3.75**	**$0.085**	$10.12	$6.97	$0.085	$15.60	$13.57	$0.085
2nd	**9.61**	**5.00**	**–**	9.74	7.30	0.085	15.58	12.73	0.085
3rd	**10.55**	**5.98**	**–**	10.90	7.08	0.085	13.66	8.56	0.085
4th	**12.21**	**8.01**	**–**	11.70	6.51	0.085	12.12	8.60	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange. On March 31, 2009, we announced the suspension of cash dividends. No cash dividends were paid in the second, third, or fourth quarters of 2009.

Management

Corporate

Thomas J. Howatt
President and Chief Executive Officer

Scott P. Doescher
Executive Vice President, Finance, Secretary and Treasurer

Henry C. Newell
Senior Vice President, Paper

Michael R. Wildenberg
Senior Vice President, Towel & Tissue

Patrick J. Medvecz
Vice President, Manufacturing and Technology

Curtis R. Schmidt
Vice President, Human Resources

Sherri L. Lemmer
Vice President, Corporate Controller/ Assistant Secretary and Treasurer

Raymond A. Lighthart
Vice President, Corporate Information Technology

Paper

Henry C. Newell
Senior Vice President, Paper

Michael W. Nelson
Vice President Sales & Marketing

Jeffrey A. Verdoorn
Vice President Operations

Charles A. Herwig
Vice President Finance

John E. Katchko
Vice President Innovation

Michael J. Behrens
Vice President Human Resources

John P. Engel
Vice President Coated Products

Charles M. Peth
Vice President Commercial Sales

Joseph A. Fierst
Vice President Operations – Rhinelander

Anna M. Skrobecki
Vice President Operations – Brainerd/Brokaw

Towel & Tissue

Michael R. Wildenberg
Senior Vice President, Towel & Tissue

Eric S. Leines
Vice President Sales and Marketing

Matthew L. Urmanski
Vice President Administration

Mark H. Stanland
Vice President Marketing

Gary R. Rudemiller
Vice President Operations

James P. Radcliffe
Vice President Operations – Harrodsburg

John E. Wells
Vice President Operations – Middletown

James A. McDonnell
Vice President Human Resources

BOARD OF DIRECTORS



left to right:
Dennis J. Kuester
San W. Orr, Jr.
Andrew N. Baur
Thomas J. Howatt
Gary W. Freels
Michael M. Knetter

San W. Orr, Jr.

CHAIRMAN OF THE BOARD

Mr. Orr is Chairman of the Board of the Company. He is also Advisor, Estates of A.P. Woodson and Family. He served as interim Chief Executive Officer of the Company in 2000, in 1994–1995, and in 1989–1990. He is also a Director of Marshall & Ilsley Corporation. He became a Director of the Company in 1970.

Thomas J. Howatt

PRESIDENT AND CEO

Mr. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997–2000), Vice President and General Manager Printing & Writing Division (1994–1997), Vice President and General Manager Wausau Papers of New Hampshire (1993–1994), Vice President Operations Brokaw Division (1990–1993) and Vice President Administration Brokaw Division (1987–1990). He became a Director of the Company in 2000.

Andrew N. Baur

Mr. Baur is Chairman of the Board of Southwest Bank of St. Louis, a wholly owned subsidiary of Marshall & Ilsley Corporation. He is the former Chairman of the Board and CEO of Mississippi Valley Bancshares, Inc., and its subsidiary, Southwest Bank of St. Louis. He is a Director of Marshall & Ilsley Corporation and BakersFootwear Group, Inc. He became a Director of the Company in 2004.

Gary W. Freels

Mr. Freels is President and Chief Executive Officer of Alexander Properties, Inc. (investment management). He became a Director of the Company in 1996.

G. Watts Humphrey, Jr.



Mr. Humphrey is President of GWH Holdings, Inc. (private investment company). He is also Chairman and CEO of International Plastics Equipment Group, Inc.; Chairman and CEO of Centria (metal building systems); and owner of Shawnee Farm (thoroughbred breeding/racing). He is also a Director of Churchill Downs Incorporated. He became a Director of the Company in 2007.

Michael M. Knetter

Mr. Knetter is Dean of the School of Business, University of Wisconsin—Madison. He was formerly Professor and Associate Dean of Tuck School of Business, Dartmouth College. He is also an Independent Trustee for Neuberger Berman Funds, a Director of Northwestern Mutual Series Fund, Inc., and a Director of American Family Insurance. He became a Director of the Company in 2005.

Dennis J. Kuester

Mr. Kuester is Chairman of the Board and former CEO of Marshall & Ilsley Corporation. He is also a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

Corporate Office

100 Paper Place (ph) 715-693-4470
Mosinee, WI 54455 (fx) 715-692-2082

www.wausaupaper.com

Form 10-K

A copy of Wausau Paper's 2009 Form 10-K Annual Report to the Securities and Exchange Commission may be obtained without charge by visiting the Investor section of our website, wausaupaper.com, or by sending a request to:

Perry D. Grueber, Director Investor Relations, at:

Wausau Paper
100 Paper Place
Mosinee, WI 54455

or: ir@wausaupaper.com

The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Form 10-K.

Stock Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

Stock Price Performance Graph Cumulative Total Return


140
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2004
2005
2006
2007
2008
2009
Wausau Paper Corp.
Hemscott Group Index
Russell 2000 Index

Stock Exchange

WPP LISTED NYSE Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2009 without qualification.

Dividend Reinvestment and Stock Purchase Plan

Wausau Paper maintains a Dividend Reinvestment and Stock Purchase Plan for its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock.

Beneficial shareholders (whose shares are held in the name of the investment firm) should contact their broker in order to participate. Registered shareholders (whose shares are held in their own names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202



cover	Wausau Paper®	Royal Complements®	Winter Wheat	100 lb. Cover	Vellum finish
narrative	Wausau Paper®	Royal Resource®	Brilliant White	100 lb. Text	Smooth finish
financials	Wausau Paper®	Royal Resource®	Gray	80 lb. Text	Smooth finish


FSC

certification

The Wausau Paper products used in this annual report are FSC certified to contain product from well-managed forests and other controlled sources. Wausau Paper's FSC Cert. No. is SW-COC-001724.


GREEN SEAL
CERTIFIED

Wausau Paper® Royal Complements® and Royal Resource®, contain 30% recycled post-consumer fiber and are Green Seal™-certified. Green Seal™ is a trademark of Green Seal, Inc., Washington, D.C. and is used by permission.

Products earning certifications meet strict environmental standards for printing and writing papers including recycled paper content.


SmartWay℠
Transport Partner
Getting There With Cleaner Air

Wausau Paper is a member of the U.S. Environmental Protection Agency's SmartWay℠ Transport Partnership reflecting our commitment to reduce the carbon emissions of our shipping and distribution activities.

printer

Independent Printing, Inc. is a Forest Stewardship Council (FSC) Chain of Custody certified printer. (No. SW-COC-001886)

recycling 

The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.

PC

PER

100 Paper Place
Mosinee, WI 54455

ph: 715-693-4470
fx: 715-692-2082

wausaupaper.com

wausauPAPER